UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2009
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm Limited ABN 99 064 270 006 PO Box 128 Richlands Qld 4077 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811 Web Site: www.metalstorm.com Email Address: msau@metalstorm.com
30 July 2009
By email: rohan.abeyewardene@asx.com.au
Mr Rohan Abeyewardene
Adviser, Issuers (Brisbane)
ASX Limited
Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
Dear Rohan
Metal Storm Limited — request for trading halt under Listing Rule 17.1
Metal Storm Limited (Metal Storm) requests a trading halt in its ordinary shares, convertible notes and options from the commencement of trading tomorrow, Friday 31 July 2009 until the commencement of trading on Monday 3 August 2009.
In accordance with Listing Rule 17.1, I advise that:
(a)	Metal Storm is seeking the trading halt pending the outcome of separate note holder and shareholder meetings to be held on Friday 31 July 2009, after which time Metal Storm will be making a number of announcements to the market;

(b)	Metal Storm is seeking the trading halt to:
i)	assist in managing its disclosure obligations in relation to the outcome of the note holder and shareholder meetings;

ii)	maintain an orderly market in the trading of the company’s securities; and

iii)	ensure that trading does not take place in an uninformed market;
(c)	Metal Storm requests that the trading halt last until the commencement of trading on Monday 3 August 2009;

(d)	Metal Storm is not aware of any reason why the trading halt should not be granted.
If you have any further questions, please do not hesitate to contact me.
Yours sincerely,
METAL STORM LIMITED
PETER R WETZIG
Company Secretary

Metal Storm Limited ABN 99 064 270 006 PO Box 128 Richlands Qld 4077 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811 Web Site: www.metalstorm.com Email Address: msau@metalstorm.com
31 July 2009
The Manager
Australian Stock Exchange Limited
Attached is a copy of the amended convertible note terms approved by Note Holders and Shareholders at their respective meetings today.
Regards

Peter Wetzig
Company Secretary
Metal Storm Limited
Phone : + 61 7 3123 4700
U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

Convertible Note terms
1	Definitions and Interpretation
1.1	Definitions
The following definitions apply unless the context otherwise requires:
Assets has the meaning given to that term in the Trust Deed.
ASTC means ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532 and, where the case requires, includes an agent appointed by ASTC.
ASTC Settlement Rules means the operating rules of the ASTC, currently known as the ASTC Settlement Rules, as amended or replaced from time to time.
ASX means ASX Limited ACN 008 624 691 (or any successor body) and, where the context requires, the securities exchange it operates.
Authorisations includes any consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarization, certificate, permission, licence, approval, direction, declaration, authority, or exemption from, by or with any government or any Governmental Agency.
Business Day means a Trading Day as defined in the Listing Rules.
Company means Metal Storm Limited ACN 064 270 006.
Conversion Date means the date a Conversion Notice is given or deemed to be given in accordance with clause 7.
Conversion Notice means a written notice from a Note Holder that it requires the Company to convert the number of Notes specified in the notice into Shares, in substantially the form set out in schedule 1.
Conversion Price means the price determined in accordance with clause 7(d).
Corporations Act means the Corporations Act 2001 (Cth).
Corporations Regulations means the Corporations Regulations 2001 (Cth).
Default Event means each of the events set out in clause 10.1 of the Trust Deed.
Directors means the directors of the Company holding office from time to time.
Face Value means the face value of a Note as set out in clause 3.
Governmental Agency means any government or any governmental, semi-governmental or judicial entity or authority. It also includes any corporation or body corporate wholly or majority owned by any government or governmental agency and any self-regulatory organisation established under statute or any stock exchange.
Interest Rate means a rate of 10% per annum.
Issue Date means 1 September 2006.

Legal Personal Representative includes:
(a)	in respect of a person who is not a natural person, any receiver, liquidator, administrator or controller of that person; and

(b)	in respect of a natural person, any executor or administrator of that person’s estate.
Listing Rules means the official listing rules of ASX and any other rules of ASX which are applicable while any Notes are quoted by ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.
Maturity Date means 1 September 2011.
Notes means the Secured Notes and the Interest Bearing Notes, or either class, or any of them, as the context requires.
Note Holder means, in relation to any of the Notes, the person registered in the Register as the holder of those Notes.
Offer Document means a document issued by the Company which contains an offer by the Company for the issue of Notes and includes any disclosure document or supplementary or replacement disclosure document issued under the Corporations Act.
Outstanding Moneys has the meaning given to that term in the Trust Deed.
Payment Date means the last day of each Quarter with the final Payment Date in relation to a Note being the Maturity Date.
Proper ASTC Transfer has the meaning given in the Corporations Regulations.
Quarter means each of the following periods:
(a)	the period from the Issue Date to 30 September 2006; and

(b)	each subsequent period of 3 months ending on 31 March, 30 June, 30 September and 31 December in each year.
Register means the register of Notes kept under these Terms.
Secured Notes means notes which are:
(a)	secured by a fixed and floating charge over all of the Assets of the Company;

(b)	created under these Terms; and

(c)	with the rights set out in clause 4(b),
or, as the context requires, a specified number of them.
Share means a fully paid ordinary share in the capital of the Company.
Takeover Event means:
(a)	a takeover bid (as defined in the Corporations Act) is made to acquire all or some of the Shares; and:
(i)	the offer is or becomes, unconditional; and

(ii)	the bidder has a relevant interest in more than 50% of the Shares on issue; or
(b)	the Company lodges with the Australian Securities and Investments Commission a draft explanatory statement for a scheme of arrangement that the Company proposes to enter into under Part 5.1 of the Corporations Act, which, if approved and implemented, will result in a person having a relevant interest in more than 50% of the Shares that will be on issue after the scheme is implemented, and the scheme is approved by the court.
Takeover Notice means a notice in such form as the Directors approve issued by the Company to a Note Holder stating that a Takeover Event has occurred.
Tax means any income tax, capital gains tax, recoupment tax, land tax, sales tax, payroll tax, fringe benefit tax, group tax, withholding tax, municipal rates, stamp duties and other charges, levies and impositions, assessed or charged, or assessable or chargeable, by or payable to any governmental taxation or excise authority and includes any additional tax, interest, penalty, charge, fee or other amount imposed or made on or in relation to a failure to file a relevant return or to pay a relevant tax.
Terms means the terms of issue of the Notes as set out in this document.
Trust Deed means the Convertible Notes Trust Deed in respect of the Metal Storm Convertible Notes Trust between the Company and ANZ Trustees Limited ACN 006 132 332 dated 11 July 2006 as amended from time to time.
Interest Bearing Notes means notes which are:
(a)	unsecured;

(b)	created under these Terms; and

(c)	with the rights set out in clause 4(a),
or, as the context requires, a specified number of them.
VWAP means the arithmetic average of the volume weighted average sale price of Shares sold on ASX and calculated in the manner prescribed in schedule 2 including those transactions which have codes marked as “Included” in schedule 2 but excluding transactions which have codes marked as “Excluded” in schedule 2.
1.2	Interpretation
Headings are for convenience only and do not affect interpretation. The following rules apply unless the context otherwise requires.
(a)	The singular includes the plural and vice versa.

(b)	A gender includes all genders.

(c)	If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e)	A reference to a clause or schedule is a reference to a clause of, or a schedule to, these Terms.

(f)	A reference to these Terms includes the Offer Document, the terms of which form part of these Terms.

(g)	A reference to an agreement or document (including a reference to these Terms) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by these Terms or that other agreement or document.

(h)	A reference to a party to these Terms or another agreement or document includes the party’s successors, permitted substitutes and permitted assigns (and, where applicable, the party’s Legal Personal Representatives).

(i)	A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(j)	A reference to an agreement includes any undertaking, deed, agreement and legally enforceable arrangement, whether or not in writing, and a reference to a document includes an agreement (as so defined) in writing and any certificate, notice, instrument and document of any kind.

(k)	A reference to writing includes a facsimile or electronic mail transmission and any means of reproducing words in a tangible and permanently visible form.

(l)	The meaning of general words is not limited by specific examples introduced by including, or for example, or similar expressions.

(m)	A reference to dollars or $ is a reference to Australian dollars.
2	Background
(a)	On 1 September 2006, the Company issued unsecured convertible notes to existing shareholders and the underwriter of the issue pursuant to a prospectus dated July 2006.

(b)	The notes issued on 1 September 2006 were quoted on ASX under the code “MSTG”.

(c)	The notes issued on 1 September 2006 were, pursuant to a resolution of Note Holders on 31 July 2009, divided into two classes:
(i)	Secured Notes; and

(ii)	Interest Bearing Notes.
3	General terms of issue of Notes
Each Note:
(a)	will have a face value of $0.135;

(b)	must be paid for in full on application; and

(c)	is convertible into Shares in the manner and at the times provided by clause 7.
4	Status
(a)	The Interest Bearing Notes are unsecured obligations of the Company:
(i)	ranking in all respects behind all debts, liabilities or claims with respect to the Secured Notes or other secured creditors;

(ii)	ranking in all respects equally without any preference among themselves;

(iii)	ranking in all respects equally with all unsecured creditors of the Company, excluding unsecured creditors preferred by mandatory provisions of law;

(iv)	ranking ahead of all debts, liabilities or claims expressed by their terms to be subordinated to the Note Holders’ claims with respect to the Interest Bearing Notes; and

(v)	that do not carry a right to vote at a general meeting of the Company, unless provided for by the Listing Rules or the Corporations Act.
(b)	The Secured Notes are secured obligations of the Company:
(i)	ranking in all respects ahead of all debts, liabilities or claims with respect to the Interest Bearing Notes;

(ii)	ranking in all respects equally without any preference among themselves;

(iii)	ranking in all respects ahead of all unsecured creditors of the Company, excluding unsecured creditors preferred by mandatory provisions of law;

(iv)	ranking ahead of all debts, liabilities or claims expressed by their terms to be subordinated to the Note Holders’ claims with respect to the Outstanding Moneys; and

(v)	that do not carry a right to vote at a general meeting of the Company, unless provided for by the Listing Rules or the Corporations Act .
5	Interest

5.1	No interest on Secured Notes
Interest will not accrue or be paid on the Secured Notes.
5.2	Interest on Interest Bearing Notes
(a)	The Interest Bearing Notes will bear interest which will be calculated at the Interest Rate on the Face Value of each Interest Bearing Note.

(b)	Interest on each Interest Bearing Note will accrue daily on the basis of a 365 day year from the Issue Date until the Interest Bearing Note is redeemed or converted (as the case may be) in accordance with these Terms.

(c)	Interest will be due and payable in arrears on each Payment Date.

5.3	Record date for interest payment
The record date to identify the holders of Interest Bearing Notes in relation to the payment of interest will be 7 days before the Payment Date unless the Listing Rules require otherwise.
6	Redemption

6.1	Redemption on Maturity Date
Subject to the terms of the Trust Deed, the Company cannot redeem and the Note Holders cannot require redemption of any Notes prior to the Maturity Date. As of the Maturity Date the Notes must be redeemed by the Company by payment to the Note Holder of the Face Value of the Notes.
6.2	Redemption on default
On the occurrence of a Default Event, if required by the trustee under the terms of the Trust Deed, the Company must redeem all Notes then on issue by payment to the Note Holder of the Face Value of the Notes together with all accrued but unpaid interest (if applicable) on those Notes on the date of redemption.
7	Conversion
(a)	A Note Holder may elect to convert some or all of their Notes into Shares by giving a Conversion Notice to the Company on any of the following dates (Conversion Date):
(i)	on the first Business Day of each Quarter prior to the Maturity Date;

(ii)	on the Maturity Date; or

(iii)	within 15 Business Days after the date of a Takeover Notice issued by the Company.
(b)	A Note Holder who holds more than 5% of the Notes on issue, may, at any time, elect to convert some or all of their Notes into Shares by giving a Conversion Notice to the Company provided that:
(i)	the Conversion Notice must relate to at least 250,000 Notes; and

(ii)	the Conversion Date will be 7 days after the date of the Conversion Notice.
(c)	The number of Shares that a Note Holder is entitled to receive on conversion of Notes held by it will be determined by dividing the aggregate Face Value of the Notes the subject of the Conversion Notice (expressed in cents) by the Conversion Price (expressed in cents), with any fractional entitlements being rounded down.

(d)	The Conversion Price is the price equal to the lesser of:
(i)	$0.135 per Share; or

(ii)	90% of the VWAP during the 30 Business Days immediately preceding the Conversion Date, rounded to the nearest cent.

(e)	A Conversion Notice given under this clause is irrevocable.
8	Issue of Shares
(a)	Following receipt of a Conversion Notice, the Company will issue the Shares to which a Note Holder is entitled no later than 14 Business Days after the Conversion Date.

(b)	The Company will procure that a holding statement for the Shares is dispatched to the Note Holder in accordance with the ASTC Settlement Rules.

(c)	The Company will apply for quotation by ASX of the Shares issued on conversion of the Notes within 14 Business Days of the date of the Conversion Date.

(d)	Each Share issued on conversion of a Note will, as from the date of issue, rank equally in all respects with the then issued Shares.
9	Takeover Event

9.1	Occurrence of Takeover Event
The Company will issue a Takeover Notice to Note Holders within 5 Business Days after the occurrence of a Takeover Event.
9.2	Early Conversion Right
Note Holders may, within 15 Business Days of the date of a Takeover Notice issued by the Company under clause 9.1, issue a Conversion Notice.
10	Register of Notes

10.1	Establishing the Register
The Company must keep a Register and enter on the Register:
(a)	the names and addresses of each Note Holder;

(b)	the date of issue or transfer of the Notes;

(c)	the number and class of Notes held by each Note Holder;

(d)	the Face Value of the Notes; and

(e)	as regards Notes no longer on issue, particulars of their redemption by either a Note Holder or the Company or their conversion into Shares.
10.2	Register available for inspection
(a)	The Register must be open at all reasonable times during business hours for the inspection (for any purpose relating to ownership of the Notes) of any Note Holder or its Legal Personal Representatives or any person authorised in writing by it or them.

(b)	On the request and at the expense of any person inspecting the Register, the Company must provide to the person an extract from the Register as soon as practicable after the making of the request.

10.3	Register conclusive
The Register is conclusive as to the identity of Note Holders, the indebtedness of the Company and the nominal value of such indebtedness to the Note Holders.
10.4	More than three joint Note Holders
Subject to the ASTC Settlement Rules, the Company will not be bound to register more than three persons as the joint holders of any Notes.
10.5	Actions of Joint Note Holders
All of the joint Note Holders in respect of any note, must join in any:
(a)	transfer of the relevant Note;

(b)	application for the replacement of a note certificate which has been lost or destroyed; or

(c)	delivery of a Conversion Notice.
10.6	Property in the Notes
The property in the Notes is to be regarded, for all purposes, as situated at the place where the Register is kept.
10.7	Change of name or address of Note Holders
A Note Holder must promptly notify the Company in writing of any change of name or address or other details, accompanied, in the case of a change of name, by such evidence as the Company may reasonably request and thereupon the Register will be altered accordingly.
10.8	Joint Note Holders, Death, legal disability
(a)	Subject to clauses 10.8(b) and (c), the Company will not, except as ordered by a court of competent jurisdiction or as required by statute, be bound to take notice, or see to the execution, of any trust or equity affecting the ownership of any part of a Note or the rights incidental thereto, and:
(i)	in the case of interest, the receipt by the Note Holder whose name appears on the Register, or by one of such joint Note Holders, of the interest from time to time accruing and due;

(ii)	in the case of repayment of the Notes, the receipt by the Note Holder whose name appears on the Register, or by one of such joint Note Holders, of the moneys payable; and

(iii)	in the case of a Note Holder electing to convert some or all of their Notes into Shares under clause 7, the issue of Shares to the Note Holder whose name appears on the Register, or to all such joint Note Holders jointly, in accordance with the formula set out in that clause 7, in respect of the Notes which are registered in their name will be a good discharge to the Company notwithstanding any notice it may have, whether express or otherwise, of the right, title or interest of any person to, or in, those Notes or moneys.

(b)	Where a joint Note Holder dies, is placed into liquidation or wound up and the death, liquidation or winding up is notified to the Company, the surviving joint Note Holders will be the only persons recognised by the Company as having any title to, or interest in, the Notes which are or were jointly held.

(c)	The executors and administrators of a deceased Note Holder (not being one of joint Note Holders) will be the only persons recognised by the Company as having any title to, or interest in, its Notes unless and until clause 10.8(d) is given effect to.

(d)	Any person becoming entitled to a Note in consequence of the death, unsoundness of mind, incapacity, bankruptcy or liquidation of any Note Holder or as the survivor of joint Note Holders, may, upon producing such evidence as the Company requires and on compliance with the requirements of law, be registered as the Note Holder.

(e)	Whether in consequence of:
(i)	the death of a Note Holder;

(ii)	the non-payment of any Tax payable by a Note Holder;

(iii)	the non-payment of any stamp or other duty by the Legal Personal Representative of a Note Holder or its estate; or

(iv)	any other act, matter or thing,
any law for the time being of Australia, any State or Territory or any other country or place applicable to the relevant Note or such Note Holder imposes or purports to impose any liability of any nature whatsoever on the Company to make any payments to any government or taxation authority, the Company will, in respect of such liability, be indemnified by such Note Holder and its Legal Personal Representative and any moneys paid by the Company in respect of any such liability may be recovered by action from such Note Holder and its Legal Personal Representative as a debt due to the Company and the Company will, in respect of such moneys, have a lien on the Notes in the name of such Note Holder or its Legal Personal Representative and upon the Face Value and interest payable (if applicable) in respect thereof provided that nothing in this clause 10.8(e) prejudices or affects any right or remedy which any such law may confer or purport to confer on the Company.
11	Cancellation of Notes
All Notes repaid, redeemed or converted by the Company will automatically be cancelled.
12	Effect of re-organisation
(a)	Subject to clause 12(b), in the event of a reorganisation of the capital of the Company, the rights of the Note Holders will be changed (as appropriate) in accordance with the Listing Rules applying to a reorganisation of capital and convertible securities, at the time of the reorganisation.

(b)	Any change to the rights of the Note Holders must:
(i)	have the effect that the Note Holders do not receive a benefit that the holders of Shares do not receive, except as permitted by the Listing Rules; and

(ii)	not have an effect which is materially prejudicial to the interests of Note Holders.
13	Payments to Note Holders
Any Face Value, interest or other money payable in respect of any Notes will be paid by the Company, unless otherwise agreed by the Note Holder and the Company, by deposit into an account with such Australian bank or other financial institution as nominated by the Note Holder or by cheque drawn in favour of the Note Holder and sent by pre-paid post to the address of the Note Holder on the Register.
14	Transfer of Notes

14.1	Forms of transfer
A Note Holder may transfer any Notes held by the Note Holder by:
(a)	a Proper ASTC Transfer or any other method of transferring or dealing in Notes introduced by ASX or operated in accordance with the ASTC Settlement Rules or Listing Rules and, in any such case, recognised under the Corporations Act; or

(b)	a written instrument of transfer in any form approved by either the Directors or the ASX, that is otherwise permitted by law.
14.2	Registration of transfer
A transferor of Notes remains the owner of the Notes transferred until the transfer is registered and the name of the transferee entered in the Register in respect of the Notes, and the transferee of the Notes on being entered on the Register will have all the rights and obligations which the transferor had and all the rights and obligations of a Note Holder under these Terms and the Trust Deed.
14.3	Directors to register transfers
Subject to clauses 14.4 and 14.5, the Directors will not refuse to register or fail to register or give effect to a transfer of Notes.
14.4	Refusal to register transfers other than Proper ASTC Transfer
The Directors will refuse to register any transfer of Notes (other than a Proper ASTC Transfer) where the Corporations Act or the Listing Rules require the Company to do so, or the transfer is in breach of the Listing Rules.
14.5	PNotice of refusal to register
(a)	Where the Directors refuse to register a transfer of Notes under clause 14.4, the Company will give written notice of the refusal and reasons for the refusal to the transferee and the person who lodged the transfer, if not the transferee, within

10 Business Days after the date on which the transfer was lodged with the Company.
(b)	Failure by the Company to give notice under clause 14.5(a) will not invalidate the refusal to register the transfer in any way.
15	Non-resident Note Holders

15.1	Condition Precedent
(a)	Where Notes are held by, or on behalf of, a person resident outside the Commonwealth of Australia, despite anything to the contrary contained in or implied in these Terms, it is a condition precedent to any right of a Note Holder:
(i)	to receive payment of any moneys in respect of those Notes; or

(ii)	to obtain Shares on conversion of any of those Notes,
that all necessary Authorisations (if any) and other statutory requirements which may then be in existence are obtained at the cost of the Note Holder and satisfied.
(b)	The Company is not required to enquire or satisfy itself that all necessary Authorisations have been obtained and satisfied.
16	Deduction of Taxes
If the Company is obliged to make a deduction in respect of Tax from a payment due to a Note Holder, the Company must:
(a)	promptly pay the amount deducted to the appropriate Governmental Agency;

(b)	if requested by the Note Holder, within 30 days after that request, give to that Note Holder a copy of relevant documentation evidencing the payment; and

(c)	pay the Note Holder the net amount of the payment after making the deduction.
17	Notices
Any notice, demand, consent or other communication (a Notice) given or made under these Terms:
(a)	must be in writing and signed by a person duly authorised by the sender;

(b)	must either be delivered to the intended recipient by prepaid post (if posted to an address in another country, by registered airmail) or by hand or fax to the address or fax number below or the address or fax number last notified by the intended recipient to the sender:
(i)	to the Company:

Metal Storm Limited c/- Computershare Investors Services Pty Limited GPO Box 523 BRISBANE QLD 4001

(ii)	to the Note Holders:

Address, fax number or e-mail address contained in the Register or as otherwise notified to the registry.

(iii)	will be taken to be duly given or made:
(A)	in the case of delivery in person, when delivered;

(B)	in the case of delivery by post, two Business Days after the date of posting (if posted to an address in the same country) or seven Business Days after the date of posting (if posted to an address in another country); and

(C)	in the case of fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages and the correct destination fax machine number or name of recipient and indicating that the transmission has been made without error; and

(D)	in the case of e-mail, when the e-mail enters the computer system of the addressee. A record of that time specified on the e-mail transmission message contained in the computer system is conclusive evidence that the addressee received the e-mail in full at the time specified on the e-mail transmission message, but if the result is that a Notice would be taken to be given or made on a day that is not a Business Day in the place to which the Notice is sent or is later than 4.00pm (local time) it will be taken to have been duly given or made at the commencement of business on the next Business Day in that place.
18	Waiver and exercise of rights
(a)	A single or partial exercise or waiver by a party of a right relating to these Terms does not prevent any other exercise of that right or the exercise of any other right.

(b)	A party is not liable for any loss, cost or expense of any other party caused or contributed to by the waiver, exercise, attempted exercise, failure to exercise or delay in the exercise of a right.
19	Remedies cumulative
The rights, powers and remedies provided to a party in these Terms are in addition to, and do not exclude or limit, any right, power or remedy provided by law or equity or by any agreement.
20	No merger
The rights and obligations of the parties will not merge on the completion of any transaction contemplated by these Terms. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any such transaction.
21	Governing law
This document and each Note is governed by the laws of Queensland. Each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction there in connection with matters concerning these Terms.
22	Terms binding on parties and successors
These Terms will enure for the benefit of and be binding on the parties and their respective successors and permitted substitutes and assigns and (where applicable) Legal Personal Representatives.
23	Amendments to the Terms
Subject to complying with all applicable laws, the Company may without approval of the Note Holders amend or add to these Terms as permitted by the Trust Deed.
24	Several liability
Except as otherwise provided in these Terms, the rights and obligations of the Note Holders are separate and independent.

Schedule 1
Conversion Notice

TO:	Metal Storm Limited ACN 064 270 006
(Company)

FROM:

(Note Holder)

SRN/HIN:

The Note Holder hereby gives notice to convert                      (insert number) Secured Notes and/or                      (insert number) Interest Bearing Notes in its name into ordinary shares of the Company, pursuant to the terms of issue of the Convertible Notes(Terms).
The Note Holder applies for such number of fully paid ordinary shares in the capital of the Company as is equal to the number of ordinary shares that the Note Holder is entitled to upon conversion, as calculated in accordance with the Terms.
The Note Holder agrees to accept the ordinary shares issued to it subject to the constitution of the Company.
Capitalised terms used in this document have the meaning given to them in the Terms.

DATED

Execution by individual:

Signed by	)
)

in the presence of:

Witness

Name of Witness (print)

Execution by company:

Executed by	)
)

ACN

Company Secretary/Director		Director

Name of Company Secretary/Director (print)		Name of Director (print)

Execution under power of attorney:

Executed by	)
)
)

)
)

)
by the party’s attorney pursuant to power of attorney dated who states that no notice of revocation of the power of attorney has been received in the presence of:

Witness		Attorney

Name of Witness(print)		Name of Attorney (print)
Note
(a)	Where the Note Holder is a corporation the notice is to be signed by 2 directors or a director and a company secretary of the corporation or by its authorised attorney(s).

(b)	If this notice has been signed by an attorney, the relevant power of attorney, if not already produced to the Company’s registry, must be forwarded with this notice for noting and return.

Schedule 2
DEFINITION OF ASX VOLUME WEIGHTED AVERAGE PRICE
(VWAP) CALCULATION
VWAP = M Trade Value / M Trade Volume
VWAP calculation includes all on-market trades and excludes all off-market trades. Trades without condition codes are included. Trades with condition codes treatment are as follows:

Condition Code	Description	Included	Excluded

AM	ASX Match Facility Trade
BK	Buy Back
BL	Blocked from Transaction Netting
BP	Booking Purposes Only
BV	Book Value Switch
BW	Buy Write
CO	Standard Combination Trade
CT	Combination Trade
DR	Directed Reporting
EC	Exercise of Call
EP	Exercise of Put
LN	Loan
LR	Loan Return
PR	Prompt Re-booking
PS	Prompt Resale
PT	Put Through
ON	Overnight
OS	Overseas
EF	Delivery of Future
FD	Forward Delivery
OD	Overseas Delivery
OR	Overseas Resident
MI	Market Information
SH	Short Trade
SP	Block Special Sale (Special Crossings greater than $1M)
ST	Stabilisation Trade
SX	Special Sale Portfolio
SO	Other Special Sale (ie. Special sales other than ‘SP’, ‘SX’ and ‘SA’)
SA	Special Crossing Sale to complete client order
IB	Index Replicating Special Crossing
VW	VWAP executed trade
XT	Crossed Trade

Trades without condition codes are classified as on-market. Any combination of Condition Codes including one from the excluded list causes the trade to be excluded from VWAP.
Trades taking place under a different basis of quotation from the main market in a stock (ie. special markets) are excluded.
Trades that are subsequently cancelled are excluded from subsequent VWAP calculations except in special circumstances involving the Block trading market.

Metal Storm Limited ABN 99 064 270 006 PO Box 128 Richlands Qld 4077 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811 Web Site: www.metalstorm.com Email Address: msau@metalstorm.com
31 July 2009
The Manager
Australian Stock Exchange Limited
Attached is a copy of the amended convertible notes trust deed approved by Note Holders today.
Regards
Peter Wetzig
Company Secretary
Metal Storm Limited
Phone : + 61 7 3123 4700

U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

Waterfront Place 1 Eagle Street Brisbane QLD 4000 GPO Box 9925 QLD 4001 Tel (07) 3228 9333 Fax (07) 3228 9444 www.corrs.com.au

Metal Storm Limited

ANZ Trustees Limited

Convertible Notes Trust Deed
Ref: TH/PS META6091-9032209

© Corrs Chambers Westgarth

Contents

1	Definitions and Interpretation		1
	1.1	Definitions	1
	1.2	Construction	8
	1.3	Headings	9

2	Duration and appointment of trustee		9
	2.1	Duration	9
	2.2	Appointment of Trustee	9
	2.3	Binding on Note Holders	10

3	Acknowledgment of debt		10
	3.1	Debt	10
	3.2	Release of Indebtedness	10

4	Types of notes and terms		10
	4.1	Types of Notes	10

5	Issuance and repayment of Notes		10
	5.1	Power to refuse to issue	10
	5.2	Issue of Notes	10
	5.3	Notes deemed to be validly issued	11
	5.4	Rectification of invalid issues	11
	5.5	Company not to be relieved from compliance	11

6	Obligations of the Company		11
	6.1	Company to provide financial reports	11
	6.2	Other obligations of the Company	11
	6.3	Undertakings	13
	6.4	Insurance	13
	6.5	Borrowing conditions	14

7	Powers and obligations of the Trustee		14
	7.1	Obligations of the Trustee	14
	7.2	Power to invest	15
	7.3	General powers of Trustee	15
	7.4	Discretion of Trustee as to exercise of powers	16
	7.5	Trustee not responsible for monitoring	16
	7.6	Discretion of Trustee upon default	16
	7.7	Directions, rights and protections	17
	7.8	Trustee's costs on enforcement	17
	7.9	Indemnity of Trustee	17
	7.10	Trustee's duty	18
	7.11	Limitation on liability	18
	7.12	Determination of matters of doubt	19
	7.13	Act on opinion of experts	20
	7.14	Acceptance of certificates	20
	7.15	Other capacities of Trustee	20

page i

	7.16	Other activities of Trustee	21

8	Remuneration of Trustee		21
	8.1	Fees	21
	8.2	Trustee’s disbursements	21
	8.3	Priority of fees and disbursements	22

9	Representations and Warranties		22

10	Default		23
	10.1	Default Events	23
	10.2	Issue of Default Notice	26
	10.3	Enforcement	26
	10.4	Compliance with Laws	26

11	Preservation of Trustee’s rights		27
	11.1	Primary obligations	27
	11.2	Preservation of Company’s obligations	27
	11.3	Reinstatement of rights of Trustee	27
	11.4	No merger	27

12	Goods and services tax		27
	12.1	Taxable supply	27
	12.2	Adjustment events	27
	12.3	Payments	28

13	Change of trustee		28
	13.1	Retirement of Trustee	28
	13.2	Removal of Trustee	28
	13.3	Appointment of New Trustee	29

14	Register of Note Holders		29
	14.1	Register	29
	14.2	Inspection of Register	29
	14.3	Delegation of powers	30

15	Meetings of Note Holders		30
	15.1	Convening of Meetings by the Company or the Trustee	30
	15.2	Convening of Meetings by requisition	30
	15.3	Manner of convening Meetings	30
	15.4	Chairman	30
	15.5	Quorum and adjournments	31
	15.6	Reference by Trustee	31
	15.7	Voting	31
	15.8	Polls	32
	15.9	Recognition of person registered	32
	15.10	Proxies, attorneys and Representatives	33
	15.11	Powers of Meeting	33
	15.12	Passing of resolutions	34

page ii

	15.13	Resolutions binding	35
	15.14	Minutes	35
	15.15	Limitation on Company’s responsibility	36

16	Discharge and Release		36

17	Amendments to this document		36
	17.1	General amending power with Trustee’s concurrence	36
	17.2	Amendment by circulation of terms and offer to repay	37
	17.3	Other modes of amendment	38

18	Notices		38
	18.1	General	38
	18.2	How to give a communication	39
	18.3	Particulars for delivery of notices	39
	18.4	Communications by post	40
	18.5	Communications by fax	40
	18.6	Communications by e-mail	40
	18.7	After hours communications	40
	18.8	Proving giving of a notice	40
	18.9	Process service	40

19	General		41
	19.1	Note Holder’s right to sue	41
	19.2	Documents and notices by Note Holders	41
	19.3	Governing law	41
	19.4	Inconsistencies and severance	41
	19.5	Stamp duty	44
	19.6	Supervening legislation	44
	19.7	Confidentiality	44
	19.8	Further assurances	45
	19.9	Waiver and exercise of rights	45
	19.10	Rights cumulative	45
	19.11	Approval and consent	45
	19.12	Assignment	45
	19.13	Counterparts	45

Schedule 1 — Minimum Cash Levels			46

page iii

Date
Parties
Metal Storm Limited ABN 99 064 270 006 of Building 4, 848 Boundary Road, Richlands QLD 4077 (Company)
ANZ Trustees Limited ABN 33 006 132 332 of Level 4, 100 Queen Street, Melbourne VIC 3000 (Trustee)
Background
A	The Company may issue convertible notes in such manner and on such terms as the Directors of the Company determine.

B	It is proposed that the Company will issue Notes from time to time on the terms of this document and on the Terms.

C	The Trustee has agreed to act as trustee under this document for the Note Holders on the terms of this document.
Agreed terms
1	Definitions and Interpretation
1.1	Definitions

In this document:

Acceleration Event means each of the following while there are any Notes (whether or not caused by anything outside the control of the Company):
(a)	if the Company, without the prior approval of Note Holders by way of Ordinary Resolution, pays a dividend or distribution to its shareholders;

(b)	if, without the prior approval of Note Holders by way of Ordinary Resolution, a Takeover Event which negatively affects the Company’s ability to meet its obligations under the Terms or the Harmony Loan Agreement, occurs;

(c)	if, without the prior approval of Note Holders by way of Ordinary Resolution, the total amount of cash held in the Group’s bank accounts and in marketable securities falls below the Minimum Cash Levels;

(d)	if any Material Contract is breached, terminated or found to be void or voidable;

(e)	if the process of commercialisation of the key technology of the Company fails to achieve the following milestones to the satisfaction of Note Holders (resolved by way of Ordinary Resolution) or an independent expert appointed by the Trustee:
(i)	two fully functional prototypes of stabilised remotely operable weapons systems including an Electro Optic Systems electronic fire control system and a Metal Storm Ballistic Weapon, as defined in the Teaming Agreement between Electro Optic Systems Pty Limited and the Company dated 2 August 2005 (subsequently named the Redback System) are assembled and ready for inspection by representatives of Harmony and customers before 30 June 2007;

(ii)	two fully functional prototype units of the Three Shot Grenade Launcher (known as “3GL”) are assembled and ready for inspection by representatives of Harmony and customers before 30 June 2007; and

(iii)	a successful live test firing of low velocity air burst rounds and low velocity high explosive rounds suitable for Metal Storm Ballistic Weapons in conjunction with Singapore Technologies Kinectics Ltd (as defined in the Teaming Agreement between the Company and Singapore Technologies Kinetics Ltd dated 28 September 2005) before 30 June 2007;
(f)	if any member of the Group fails to obtain or preserve any and all Authorisations, Licences, Leases or Intellectual Property which are material to the Group’s business operations;

(g)	if any member of the Group engages in or otherwise becomes a party to or the subject of any litigation, dispute or challenge in relation to any Intellectual Property, Licenses or Leases which is, or potentially is, materially adverse to the Group’s business operations; or

(h)	if, without the prior written consent of the Trustee, such consent not to be unreasonably withheld or delayed, the Company assigns, transfers or parts with possession of a substantial part of its undertaking or assets representing by value 50% or more of:
(i)	consolidated equity interests as defined in the Listing Rules;

(ii)	consolidated assets; or

(iii)	consolidated operating revenue,

otherwise than in the ordinary course of its business or as permitted under the Listing Rules.

ASIC means the Australian Securities and Investments Commission and any duly appointed delegate of ASIC or any such successor.
Assets means any legal or equitable estate or interest of the Company in any present and future assets, undertaking and property (including its uncalled capital and called but unpaid capital from time to time).
ASX means ASX Limited ACN 008 624 691 or any successor body and, where the context requires, the securities exchange it operates.
Auditor means a “registered company auditor” (as defined in the Corporations Act) appointed by the Company in accordance with the Corporations Act as its auditor for the time being.
Authorisation includes:
(a)	any consent, authorisation, registration, filing, lodgement, agreement, notarisation, certificate, permission, licence, approval, authority or exemption from, by or with a Governmental Agency; or

(b)	in relation to anything which will be fully or partly prohibited or restricted by law if a Governmental Agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.
Bank means a corporation authorised under the Banking Act 1959 or any other relevant legislation to carry on the general business of banking in Australia.
Business Day means a Trading Day as defined in the Listing Rules.
Chairman means a person nominated or appointed to chair a Meeting in accordance with clause 15.4.
Corporations Act means the Corporations Act 2001 (Commonwealth).
Court has the meaning given to that term by the Corporations Act.
Default Event means any event or circumstance described in clause 10.1.
Default Notice means a notice issued by the Trustee to the Company under clause 10.2.
Directors means the directors of the Company holding office from time to time.
Directors’ Certificate means a certificate signed by two Directors or a Director and the company secretary on behalf of all Directors.
Encumbrance includes any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind or any other right of, or arrangement with, any creditor to have its claims satisfied in priority to other creditors with, or from the proceeds of, any asset. Without limitation, it includes security by way of deposit of moneys or other property and title retention other than in the ordinary course of day-to-day trading. It does not include:

(a)	any lien arising by operation of law in the ordinary course of business;

(b)	any charge or lien in favour of a governmental agency arising by operation of law; or

(c)	deposits of money or property in the ordinary course of business by way of security for the performance of statutory obligations, where there is no default in respect of the secured obligations.
Encumbrancer means the holder for the time being of an Encumbrance.
Extraordinary Resolution means a resolution, not being an Ordinary Resolution, passed in accordance with clause 15.12.
Financial Indebtedness means any indebtedness for moneys borrowed or raised by the Company.
Governmental Agency means the Crown, a government, a government department, or a governmental, semi-governmental, statutory, administrative, parliamentary, provincial, public, municipal, local, judicial or quasi-judicial body of either Australia or Singapore.
Group means the Company and its Subsidiaries and member of the Group means any one of those entities.
GST means GST within the meaning of the GST Act and includes penalties and interest.
GST Act means the A New Tax System (Goods and Services Tax) Act 1999 (Commonwealth).
Harmony means Harmony Investment Fund Limited a company incorporated in the Cayman Islands with Company Registration No. CB-150702.
Harmony Loan Agreement means the working capital facility agreement between Harmony and the Company dated 16 June 2006.
Intellectual Property means any intellectual or industrial property including:
(a)	a patent, trade mark, service mark, copyright, registered design, trade secret, domain name or confidential information; or

(b)	a licence or other right to use or to grant the use of any of the foregoing or to be the registered proprietor or user of any of the foregoing.
Issue Date means the date Notes are first issued in accordance with the terms of this Deed.
Lease means:
(a)	a lease, charter, bailment, hire purchase or hiring arrangement of any property;

(b)	a right to use Intellectual Property or a franchise; or

(c)	an agreement under which property is or may be used or operated by a person other than the owner.

Legal Personal Representative includes:
(a)	in respect of a person who is not a natural person, any Receiver, liquidator, administrator or controller of that person; and

(b)	in respect of a natural person, any executor or administrator of that person’s estate.
Liability means any and all liabilities of any nature, absolute, accrued, actual, contingent, present or future, liquidated or unliquidated, matured or unmatured including, without limitation, any Taxes, imposts, duties (howsoever called or imposed) of any nature whatsoever provided that such liabilities are recognised by generally accepted accounting principles and practice.
Licence means a consent, permit or licence under any statute or any other law held or required to be held by or on behalf of the Company in connection with the Assets or an activity or business conducted in connection with the Assets.
Listing Rules means the official listing rules of ASX and any other rules of ASX which are applicable while any Notes are quoted on ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.
Material Adverse Effect in relation to an event, means a material adverse effect on the ability of the Group (taken as a whole) to meet its obligations to the Note Holders.
Material Contract means the teaming agreements between the Company and the following parties:
(a)	Singapore Technologies Kinetic Ltd dated 28 September 2005; and

(b)	Electro Optic Systems Pty Limited dated 2 August 2005.
Meeting means a meeting of Note Holders.
Minimum Cash Levels means the amounts specified in schedule 1.
Note means a convertible note issued by the Company pursuant to this document, an Offer Document and the Terms.
Note Holder means a person who has been entered in the Register as the holder of a Note and includes joint Note Holders.
Offer Document means a document issued by the Company which contains an offer by the Company for the issue of Notes and includes any disclosure document or supplementary or replacement disclosure document issued under the Corporations Act.
Ordinary Resolution means a resolution passed by at least 50% of the votes cast by Note Holders entitled to vote on the resolution.
Outstanding Moneys means the aggregate of:
(a)	the principal, any interest and any other moneys in respect of the Notes from time to time payable to, or at the direction of, the Trustee or Note

Holders pursuant to this document and the Terms applicable to those Notes; and

(b)	all other moneys from time to time payable to the Trustee pursuant to this document.
Permitted Encumbrance means:
(a)	the fixed and floating charge over the Assets of the Company in favour of the Trustee on behalf of certain Note Holders approved by Note Holders on 31 July 2009; or

(b)	any Encumbrance approved by Note Holders by way of Ordinary Resolution.
Permitted Financial Indebtedness means:
(a)	Financial Indebtedness in accordance with borrowing facilities of the Group existing at the date of this document;

(b)	Financial Indebtedness under the Harmony Loan Agreement;

(c)	the Outstanding Moneys;

(d)	Financial Indebtedness incurred for the purposes of repaying part or all of the Outstanding Moneys;

(e)	Financial Indebtedness which is subordinated in priority to the Outstanding Moneys;

(f)	Financial Indebtedness incurred in connection with premium funding for any insurance policies maintained by the Group, including Directors’ and officers liability insurance and public and products liability insurance;

(g)	Financial Indebtedness owing by any member of the Group to another;

(h)	Financial Indebtedness approved by Note Holders by way of Ordinary Resolution; or

(i)	any other Financial Indebtedness not exceeding $1,000,000 in aggregate at any time.
Receiver includes a receiver and manager.
Register means the register of Note Holders established and maintained by, or on behalf of, the Company pursuant to clause 14.1 and the Corporations Act.
Related Corporation has the meaning given to the term “related body corporate” by the Corporations Act.
Representative means a person authorised in accordance with section 250D of the Corporations Act to act as a representative of a Note Holder which is a corporation at a Meeting.
Share means a fully paid ordinary share in the capital of the Company.
Subsidiary has the meaning given to that term in the Corporations Act.

Takeover Event means:
(a)	a takeover bid (as defined in the Corporations Act) is made to acquire all or some of the Shares; and:
(i)	the offer is or becomes, unconditional; and

(ii)	the bidder has a relevant interest in more than 50% of the Shares on issue; or
(b)	the Company lodges with ASIC a draft explanatory statement for a scheme of arrangement that the Company proposes to enter into under Part 5.1 of the Corporations Act, which, if approved and implemented, will result in a person having a relevant interest in more than 50% of the Shares that will be on issue after the scheme is implemented, and the scheme is approved by the Court.
Taxes includes any:
(a)	present or future stamp or documentary taxes, or any other excise or property taxes, charges or similar levies, interest, penalties, charges, fees or other amounts (if any) imposed, levied, collected, withheld or assessed which arise from any payment made to, or by, the Trustee or the Company under this document or any other instrument delivered under this document or which are imposed on the Trustee or the Company in respect of the Notes;

(b)	taxes, levies, imposts, duties, deductions or withholdings (howsoever called), interest, penalties, charges, fees or other amounts (if any) imposed, levied, collected, withheld or assessed of any nature whatsoever, whensoever and howsoever imposed, and all Liabilities with respect thereto which arise from any payment made to, or by, the Trustee or the Company under this document or any other instrument delivered under this document; or

(c)	taxes, interests, penalties, charges, fees or other amounts (if any) imposed, levied, collected, withheld or assessed upon:
(i)	the Notes; or

(ii)	the Trustee, the Company or both of them in their capacity as trustee or issuer of the Notes (respectively), all such taxes and imposts to include, without limitation, all imposts made pursuant to the Income Tax Assessment Act 1936 (Commonwealth), the Income Tax Assessment Act 1997 (Commonwealth), financial institutions duty, debits tax, withholding tax, goods and services tax, stamp or documentary taxes, or any other excise or property taxes, charges or similar levies (howsoever called) imposed, levied, collected, withheld or assessed by Australia or any political sub-division in, or of, Australia or any other jurisdiction from, or to, which a payment is made by, or on behalf of, a Note Holder or pursuant to any legislation enacted, proclaimed or otherwise brought into operation by any of the foregoing.

Terms means the terms on which Notes are issued from time to time under this document, as amended from time to time.
Threshold Amount means $150,000.
Trust means the Metal Storm Convertible Notes Trust established under this document.
Trustee means the trustee for the time being whether original, additional or substituted.
Trustee Company means a corporation which, pursuant to section 283AC of the Corporations Act, is able to act as a trustee for the holders of “debentures” (as defined in the Corporations Act).
1.2	Construction

Unless expressed to the contrary, in this document:
(a)	no rule of construction will apply to a clause to the disadvantage of a party merely because that party put forward the clause or would otherwise benefit from it;

(b)	words importing:
(i)	the singular include the plural and vice versa; and

(ii)	any gender includes the other genders;
(c)	if a word or phrase is defined its other grammatical forms have corresponding meanings;

(d)	“includes” means includes without limitation;

(e)	a reference to:
(i)	a person includes a partnership, joint venture, a firm, unincorporated association, corporation and a government or statutory body or authority;

(ii)	a person includes its Legal Personal Representative, successors and assigns and persons substituted by novation;

(iii)	any legislation includes subordinate legislation under it and includes that legislation and subordinate legislation as modified or replaced;

(iv)	a right includes a benefit, remedy, discretion, or power;

(v)	an obligation includes a warranty or representation and a reference to a failure to observe or perform an obligation includes a breach of warranty or representation;

(vi)	provisions or parts of this document or another document, agreement understanding or arrangement include a reference to both express and implied provisions and terms;

(vii)	time is to local time in Brisbane;

(viii)	“$” or “dollars” is a reference to the lawful currency of Australia;

(ix)	this document or any other document includes the document as novated, varied or replaced and despite any change in the identity of the parties;

(x)	writing includes any mode of representing or reproducing words in tangible and permanently visible form, and includes facsimile transmission;

(xi)	this document includes all schedules and annexures to it; and

(xii)	a clause, schedule or annexure is a reference to a clause, schedule or annexure, as the case may be, of this document;
(f)	if the date on or by which any act must be done under this document is not a Business Day, the act must be done on or by the next Business Day; and

(g)	where time is to be calculated by reference to a day or event, that day or the day of that event is excluded;

(h)	all references to a covenant by either party to this document includes an intention by the party making it that such covenant will be for the benefit of the other party and the Note Holders jointly and to each of them severally;

(i)	where applicable, “corporation”, “marketable security”, “securities”, “control” and “share” each has the meaning given to it in the Corporations Act; and

(j)	in clause 12, “adjustment event”, “consideration”, “GST”, “input tax credit”, “supply”, “taxable supply” and “tax invoice” each has the meaning which it is defined to have in the GST Act.
1.3	Headings

Headings do not affect the interpretation of this document.

2	Duration and appointment of trustee

2.1	Duration

The Trust:
(a)	commences on the date of this document and ends on the first to occur of:
(i)	termination under clause 16; and

(ii)	80 years less one day after the date of this document; and
(b)	will be known as the “Metal Storm Convertible Notes Trust”.
2.2	Appointment of Trustee

The Trustee is appointed as the trustee for the Note Holders and agrees to hold on trust the benefit of this document for the Note Holders. Without limiting the foregoing, the benefit of this document includes the right to enforce:

(a)	the Company’s obligation to repay the principal and interest (if applicable) on the Notes to the Note Holders in accordance with the Terms; and

(b)	any of the other obligations of the Company to the Note Holders under the Terms, this document or Chapter 2L of the Corporations Act.
2.3	Binding on Note Holders

Any action taken by the Trustee under this document is binding on all Note Holders.
3	Acknowledgment of debt
3.1	Debt

The Company acknowledges that it is indebted to the Trustee in respect of the Outstanding Moneys.
3.2	Release of Indebtedness

Payment to the Note Holders of the principal and interest moneys (if applicable) in respect of the Notes in accordance with the Terms or pursuant to clause 10, or the issue of Shares to the Note Holders on conversion of the Notes will operate so as to reduce the indebtedness acknowledged by clause 3.1 by the amount of such payment or by the nominal value of the Notes converted (as the case may be).
4	Types of notes and terms
4.1	Types of Notes

The Company may from time to time issue Notes on the terms resolved by the Directors. Without limiting the generality of this clause, the Company may issue Notes:
(a)	in Australian dollars or for other consideration; and/or

(b)	at par, at a discount, or at a premium.
5	Issuance and repayment of Notes
5.1	Power to refuse to issue

Subject to the terms of any Offer Document, the Company may, at its sole discretion, refuse to issue in whole or in part any application or request (howsoever made) to issue a Note and will not be required to provide any reason or ground for such refusal.
5.2	Issue of Notes

The Company may issue Notes at such places and during such times as the Company may determine from time to time.

5.3	Notes deemed to be validly issued

Subject to clause 5.4, all Notes in respect of which a person has been entered in the Register as a Note Holder will, as between the relevant Note Holder, the Company and the Trustee be deemed to have been validly issued under this document, notwithstanding any breach of, or non-compliance with, the provisions of this document.
5.4	Rectification of invalid issues

Notwithstanding any express or implied provision of this document, any Note which the Company purports to issue pursuant to this document and which, but for this clause 5.4, would not be validly issued as a Note pursuant to this document because the issue constituted a breach by the Company of an obligation under this document will, as between the Company and the Trustee, be deemed to be validly issued as a Note as from the date of issue if:
(a)	the breach has been rectified to the Trustee’s satisfaction; or

(b)	the Trustee has stated that:
(i)	in the particular circumstances, the Trustee does not require the breach to be rectified;

(ii)	the Trustee waives such breach on the basis that it is satisfied that the breach will not materially prejudice the interests of the Note Holders; or

(iii)	the Note will continue to be regarded by the Trustee as validly issued pursuant to this document.
5.5	Company not to be relieved from compliance

Nothing in clauses 5.3 and 5.4 exonerates or relieves the Company from its obligations under this document.
6	Obligations of the Company
6.1	Company to provide financial reports

The Company must give to the Trustee in respect of each:
(a)	financial year, as required by and in accordance with, Division 1 of Part 2M.3 of the Corporations Act; and

(b)	half-year, as required by and in accordance with, Division 2 of Part 2M.3 of the Corporations Act, the financial report and a Directors’ report together with the Auditor’s report on the financial report of the Company within the time required by section 318 of the Corporations Act.
6.2	Other obligations of the Company

The Company covenants that, so long as any Note is outstanding, it will:
(a)	carry on and conduct its business in a proper and efficient manner;

(b)	keep proper books of account;

(c)	take all reasonable steps to replace the Trustee if required by the Corporations Act to do so;

(d)	if requested by a Note Holder or the Trustee, provide a copy of this document to that Note Holder or the Trustee;

(e)	make all payments of principal and interest in respect of the Notes, as and when due, in accordance with their respective Terms, to the persons who are entitled to receive such payments under this document and the Terms;

(f)	issue Shares on conversion of the Notes in accordance with the Terms;

(g)	within 1 month after the end of each quarter, give to the Trustee a Directors’ Certificate:
(i)	at any time of giving each report to the Trustee under section 283BF of the Corporations Act which shows the total amount of the Notes at the end of the quarter for the purpose of the reports to be given under section 283BF of the Corporations Act;

(ii)	where there exists any recurring obligation on the Company or the Trustee or both to furnish certain information on the basis of which stamp duty will be payable in any State or Territory or other place, setting out such information as is required by the Trustee to properly complete any return required to be lodged under the provisions of any stamp duty legislation which are applicable to this document or any of the Notes or otherwise to enable the Trustee to comply with its obligations with respect to any undertaking given pursuant to any such legislation, such information to be furnished to the Trustee not less than 14 days prior to the time when such information is required to be lodged;

(iii)	either confirming that there has been no material change to the nature of the Company’s business since the date of the last Directors’ Certificate provided under this clause or providing details of the change;
(h)	provide all information and explanations reasonably requested by the Trustee to enable the Trustee and any auditor appointed by the Trustee to discharge their duties under this document;

(i)	promptly give the Trustee notice of any appointment, retirement, resignation or removal of an Auditor;

(j)	if the Trustee believes on reasonable grounds that the Company has not complied with this clause 6, the Company must provide the Trustee with confirmation that the Company has complied within 7 days after receipt of a written request from the Trustee specifying the nature of the suspected non-compliance;

(k)	at reasonable times and upon reasonable notice, make all of its financial and other records available for inspection by:
(i)	the Trustee;

(ii)	any registered company auditor appointed by the Trustee for that purpose; and

(iii)	any officer, employee or auditor of the Trustee authorised by the Trustee to carry out the inspection,

and give them any information, explanations or other assistance that they require about matters relating to those records; and
(l)	comply with all other material obligations imposed on it under the Corporations Act including, without limitation, all legal requirements relating to the filing of reports and statements, the registration of encumbrances and the keeping open of registers for inspection.
6.3	Undertakings

Unless the Trustee otherwise agrees in writing while any Note is outstanding, the Company must, at its own cost:
(a)	promptly furnish to the Trustee or any person authorised by the Trustee to receive it, such documents, reports or other information as the Trustee reasonably considers necessary in relation to all matters necessary for the purposes of the discharge of the duties, trusts and powers vested in the Trustee under this document or imposed upon it by law;

(b)	give notice to the Trustee as soon as it becomes aware of any Default Event occurring;

(c)	at all times fully comply with, observe and perform all its obligations under this document and any document supplemental or collateral to this document;

(d)	do everything necessary to preserve the corporate existence of itself, including:
(i)	not transferring the jurisdiction of registration;

(ii)	not making any application or passing any resolution for winding up; and

(iii)	not entering into or effecting any other scheme under which it ceases to exist or under which the assets and liabilities of itself are vested in or assumed by any other person.
6.4	Insurance
(a)	The Company must, while there are any Outstanding Moneys:
(i)	insure all of its property and assets against fire and any other risks against which a prudent company in a similar business would insure;

(ii)	take out any other insurance against which a prudent company in a similar business would insure including but not limited to workers’ compensation and public risk insurance; and

(iii)	pay or cause to be paid the premiums and other sums of money payable for all the purposes in this clause 6.4.
(b)	The Company must take out any insurance under clause 6.4:
(i)	with a reputable insurer; and

(ii)	in relation to property, on a replacement basis.
(c)	With respect to insurance under clause 6.4, the Company:
(i)	must provide, or cause the provision of, to the Trustee within 21 days of execution of this document and thereafter annually within 21 days of the renewal of each insurance policy a certificate by an insurance broker certifying that the Company has complied with clause 6.4; and

(ii)	must not do or permit or suffer to be done any act or thing which may vitiate any insurance.
6.5	Borrowing conditions
(a)	While there are any Notes on issue, the Company must ensure that no Encumbrances exist on its Assets except Permitted Encumbrances.

(b)	While there are any Notes on issue, the Company must procure that the Group does not incur any Financial Indebtedness except Permitted Financial Indebtedness.
7	Powers and obligations of the Trustee
7.1	Obligations of the Trustee

The Trustee covenants that:
(a)	it will exercise reasonable diligence to ascertain whether the Company has committed any breach of the Terms applicable to Notes, this document or Chapter 2L of the Corporations Act;

(b)	except where it is satisfied that the breach will not materially prejudice the interests of Note Holders, it will do everything in its power to ensure the Company remedies any breach of the provisions of this document, the Terms or Chapter 2L of the Corporations Act and, if the Company fails when so required by the Trustee to remedy such a breach, the Trustee may:
(i)	place the matter of the failure to remedy the breach before a Meeting;

(ii)	submit such proposals for the protection of the Notes as the Trustee considers necessary or appropriate; and

(iii)	obtain the directions of the Note Holders in relation to the matter;
(c)	it will give to the Note Holders a statement explaining the effect of any proposal the Company submits to the Note Holders before any Meeting called by the Trustee under this document, or before any Meeting called by the Court in relation to a scheme under subsection 411(1) or (1A) of the Corporations Act; and

(d)	it will comply with any other obligations imposed on it in its capacity as Trustee under the Corporations Act.
7.2	Power to invest

Unless expressly prohibited by this document, all moneys received by the Trustee which are not required to be immediately applied under any of the discretions or powers contained in this document may be:
(a)	placed by the Trustee in its name in any Bank on a deposit account either for a fixed term not exceeding three months or at call; or

(b)	invested in Australia in its name in any of the stocks, funds, debentures, bonds, governmental securities or other investments which are authorised for the investment of trust moneys by the law of the place where the investment is proposed to be made, and the Trustee may vary and deal with or dispose of such investments.
7.3	General powers of Trustee

The Trustee (subject to any provision to the contrary in this document) has all the powers in relation to the trusts constituted by this document that it is legally possible for a natural person or a corporation to have. Without limiting the foregoing, the Trustee may, in its absolute discretion, whenever it is in the interests of the Note Holders, or advantageous to the Company and not prejudicial to the interests of the Note Holders:
(a)	waive at any time and on any terms any breach or non-compliance by the Company under this document provided always and notwithstanding anything contained or implied in this document, or in any rule of law to the contrary, that the Trustee will not be deemed to have waived such breach unless such waiver is in writing addressed to the Company;

(b)	delegate at any time and to any person any of the trusts, powers or discretions vested by this document in the Trustee which cannot conveniently be exercised by it or through its employees upon such terms (including the giving of power to sub-delegate) as the Trustee may think fit provided always that such terms are not inconsistent with the provisions of this document;

(c)	delegate at any time to its officers, employees, or agents any trusts, powers and discretions vested by this document in the Trustee which under the law or practice of the country or place in which such trusts, powers and discretions are or may be required to be, exercised cannot be conveniently exercised by the Trustee provided always that such terms are not inconsistent with the provisions of this document;

(d)	apply to any court for directions in relation to any matter or question of law or fact arising, in connection with the performance of its functions or the Notes and assent to, approve of, or oppose any application to any court made by, or at the instance of, any Note Holder or the Company; and

(e)	at any time after the Trustee serves a Default Notice on the Company, apply to any court for an order that the trusts be carried into execution under the direction of such court and for any other order or direction in relation to such trusts as the Trustee may deem expedient.
7.4	Discretion of Trustee as to exercise of powers

Subject to clause 7.1, the Trustee will, as regards all the powers, authorities and discretions vested in it by this document, have absolute and uncontrolled discretion as to the exercise or the non-exercise, thereof in all respects, and, in the absence of fraud, negligence or breach of trust, the Trustee will not be responsible in any way for any loss, costs, damages, claims, obligations or inconvenience that may result from the exercise or non-exercise of those powers, authorities and discretions.
7.5	Trustee not responsible for monitoring

Except where otherwise expressly provided in this document or by the Corporations Act, the Trustee is not required to:
(a)	provide to any person any information concerning the business, financial condition, status or affairs of the Company;

(b)	investigate the adequacy, accuracy or completeness of any information provided by the Company; and

(c)	access, investigate or keep under review the business, financial condition, status or affairs of the Company.
7.6	Discretion of Trustee upon default

In addition to any protections under any applicable statute or contained in this document, and notwithstanding any actual or constructive notice which the Trustee has of the occurrence of a Default Event, the Trustee has absolute discretion to:
(a)	exercise or refrain from exercising its powers in relation to a Default Event;

(b)	enforce the observance or performance of any provision of this document; or

(c)	enforce any other right of the Note Holders under this document, unless the Trustee is requested to enforce such observance or performance, right or exercise such option (either in writing or by means of a resolution of Note Holders passed at a Meeting convened and conducted in accordance with clause 15) by the Note Holders holding not less than 50% in nominal value of the Notes as at the date of such request, in which case, and for so long as the Trustee is indemnified to its satisfaction against all actions, proceedings, claims, demands, costs, charges, damages and expenses which the Trustee may render itself liable to or thereby incur, the Trustee will act in compliance with such request. Except where expressly provided in this document or required by Corporations Act, the Trustee has no obligation to inform Note Holders of the occurrence of any breach of this document or any Default Event.
7.7	Directions, rights and protections

The Trustee:
(a)	may apply to a court for directions in relation to any question relating to any of its rights, powers, authorities, discretions, remedies and obligations under this document or any applicable law, and may comply with any such direction; and

(b)	is not deemed to be aware of the occurrence of any Default Event unless it has been advised of it by notice, stating the nature of the Default Event and prescribing it, from the Company or a Note Holder.
7.8	Trustee’s costs on enforcement

Subject to clause 7.1, the Trustee will not be obliged to take any action or commence any proceedings to enforce the rights of the Note Holders under this document or the Terms unless it is of the reasonable opinion that it has been provided with sufficient funds to meet all the Trustee’s likely costs and expenses in so doing or the Trustee is satisfied that adequate provision has been made for ensuring that the Trustee will be adequately reimbursed for such costs and expenses.
7.9	Indemnity of Trustee
(a)	Without prejudice to any right of indemnity given to trustees by any applicable law, the Trustee and every attorney, manager, agent or other person appointed by it pursuant to this document will be entitled to be indemnified by the Company in respect of all Liabilities and expenses reasonably incurred by them in the execution of the trusts or powers constituted or conferred by this document and against all fees, actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted or in any way relating to this document other than a claim arising out of their fraud, negligence or breach of trust, and the Trustee may retain and pay out of any moneys in its hands arising therefrom (in priority to any claim by any Note Holder) all sums necessary to effect and satisfy such indemnity;

(b)	The indemnity contained in clause 7.9(a) is a continuing additional, separate and independent obligation of the Company and survives:
(i)	termination or expiration of this document;

(ii)	the winding up of the trusts under this document; and

(iii)	the retirement or removal of the Trustee as trustee.
7.10	Trustee’s duty
(a)	Subject only to clause 7.10(b), nothing in this clause 7 or elsewhere in this document:
(i)	has the effect of exempting the Trustee from, or indemnifying the Trustee against, Liability for breach of trust or negligence where the Trustee fails to show the degree of care and diligence required of a trustee having regard to the powers, authorities or discretions conferred on the Trustee by this document and the Corporations Act; or

(ii)	affects the exclusive operation of the provisions of any statute prescribing the circumstances under which the Trustee may obtain relief from breach of trust.
(b)	Clause 7.10(a) does not invalidate a release given by Note Holders under the Corporations Act which is:
(i)	otherwise validly given in respect of anything done or omitted to be done by the Trustee before the release was given; or

(ii)	given by the approval of Note Holders who hold not less than 75% of the nominal value of the Notes held by all the Note Holders who attend the Meeting (whether in person or by proxy) at a Meeting convened for that purpose and vote on the resolution.
7.11	Limitation on liability
(a)	Except as arising from the fraud, negligence or breach of trust or wilful act, omission or default of the Trustee:
(i)	the Trustee has no liability to any Note Holder in respect of Outstanding Moneys, except to the extent that Outstanding Moneys are actually received by the Trustee from the Company;

(ii)	if the Company or any Note Holder does not recover all money owing to it in connection with the breach or the non-observance of the obligation of the Trustee by enforcing the rights referred to in this document, it may not seek to recover the shortfall by:
(A)	bringing proceedings against the Trustee; or

(B)	applying to have the Trustee wound up; or

(C)	proving in the winding up of the Trustee.
(b)	For the avoidance of doubt, and subject to clause 7.11(a), the Trustee will not be liable to the Company or any Note Holder or any future Trustee or any other person or otherwise be responsible for loss to the extent it is caused by:
(i)	acting upon any resolution purporting to have been passed at any meeting of Note Holders or of any class of Note Holders, in respect of which minutes have been made and signed, even though it may subsequently be found that:
(A)	there was some defect in the constitution of the meeting or the passing of the resolution; or

(B)	for any reason the resolution was not valid or binding upon any of those Note Holders whom it purports to bind or upon the Trustee:
(ii)	the Trustee’s acts, mistakes or omissions, whether or not in accordance with the terms of this document in reliance on:
(A)	the Register;

(B)	information or deeds supplied by the Company;

(C)	the authenticity of any deed or any Directors’ Certificate; or

(D)	opinion, advice or information of any delegate of the Trustee, barrister, solicitor, accountant, valuer, surveyor, broker, auctioneer or other expert instructed by the Trustee or the Company concerned with the issue of any Notes or otherwise;
(iii)	any act, omission, neglect or default of the Company under or in connection with this document or a Note;

(iv)	any act or omission required by law or by any court of competent jurisdiction;

(v)	the Trustee validly exercising any right, power, authority or discretion under or in accordance with the terms of this document;

(vi)	any payment having been made to any fiscal authority;

(vii)	the authorisation, legality, validity, enforceability, effectiveness, genuineness, admissibility in evidence or sufficiency of this document;

(viii)	the accuracy or completeness of any information supplied by any person (other than the Trustee);

(ix)	any absence of, or defect in, the title of the Company to any asset; or

(x)	the due application of moneys subscribed by any holder of or applicant for Notes.
7.12	Determination of matters of doubt

The Trustee may, as between itself and the Note Holders, determine all questions and matters of doubt arising in relation to any of the covenants, provisions and obligations of this document and as to the construction, meaning, operation or effect thereof and every such determination, whether made upon a question actually raised or implied in the acts or proceedings of the Trustee, will be conclusive.

7.13	Act on opinion of experts

Subject to clause 7.1, the Trustee may, in relation to this document or the rights or powers conferred thereby, act on the written advice or opinion received from any adviser of a kind appropriate to the particular case including any barrister, solicitor, accountant, auditor, actuary, surveyor, engineer, architect, stockbroker or valuer having at least 10 years experience in the relevant area and the Trustee will not be liable for any loss occasioned by acting thereon notwithstanding that the same is incorrect.
7.14	Acceptance of certificates

Subject to clause 7.1, the Trustee will for any purpose and at any time be entitled to rely on, issue and regard as conclusive and sufficient any of the following:
(a)	a Directors’ Certificate as to any fact or matter or to the effect that any particular contract, dealing, transaction or proposal is commercially desirable and not prejudicial to the interests of the Note Holders;

(b)	any information, report, statement of financial position, statement of financial performance, or Directors’ Certificate supplied by the Company or by any officer of the Company;

(c)	all statements (including statements made or given to the best of the maker’s knowledge and belief or similarly qualified) contained in any information, report, statement of financial position, statement of financial performance, or certificate or statement given pursuant to or in relation to this document; and

(d)	all accounts supplied to the Trustee pursuant to this document and all reports of the Auditor or any other auditor supplied to the Trustee pursuant to this document.
7.15	Other capacities of Trustee
(a)	Subject to any provision of any law to the contrary in any place where any of the Notes for the time being have been issued, nothing in this document will be deemed to prohibit the Trustee or any Related Corporation of the Trustee (in clauses 7.15 and 7.16 being included in the expression the “Trustee”) or its officers from being a Note Holder or a holder of shares in the capital of the Company or any Related Corporation of the Company (in clauses 7.15 and 7.16 being included in the expression the “Company”) or from being a director or officer of the Company or from acting in any representative capacity including as executor, administrator, trustee, receiver, guardian, attorney or agent or in any other fiduciary or professional capacity.

(b)	Acting in any capacity as set out in clause 7.15(a) will not be deemed a breach of any of the obligations arising out of the fiduciary relationship between the Trustee and the Company, between the Trustee and the Note Holders, established by this document or otherwise imposed or implied by law.

7.16	Other activities of Trustee
(a)	The “Trustee” (as that expression is defined in clause 7.15(a)) will not in any way by reason of its fiduciary capacity be precluded from:
(i)	making contracts or entering into transactions with the “Company” (as that expression is defined in clause 7.15(a)) or with itself as trustee in the ordinary course of business of the Trustee; or

(ii)	undertaking any insurance, financial or agency services for the Company or for itself as trustee, including any contract or transaction in relation to insurance or the subscription, placing of an order for, or other dealing with, any stocks, shares, debenture stock, debentures or other security of the Company or in which the Company is interested and the acceptance of any office of profit from the Company or any contract of loan or deposit, unsecured notes or other contract or transaction which any person not being the Trustee could or might have entered into with the Company, or with itself as trustee, or the acceptance and retention for its own benefit of any customary share of brokerage and the acceptance or holding of office of trustee for the holder of any debentures, debenture stock, unsecured notes or other securities (whether secured or unsecured) issued by the Company or by any other corporation.
(b)	The Trustee will not be accountable to the Company or the Note Holders for any profit arising from any contracts, transactions or offices referred to in clause 7.16(a).
8	Remuneration of Trustee
8.1	Fees
The remuneration of the Trustee will be that as determined in writing between the Company and the Trustee from time to time. The fee will accrue from day to day and commence on execution of this document. The fee is due and payable annually in advance.

8.2	Trustee’s disbursements
Subject to the provision by the Trustee to the Company of satisfactory documentary evidence as to the costs, charges and expenses incurred, including tax invoices, the Company must pay the Trustee within 30 days of demand all costs, charges and expenses whatsoever (including legal fees on a solicitor and own client basis) reasonably incurred by or on behalf of the Trustee and any stamp duty, financial impost, tax or other duty or tax whatsoever (including any goods and services tax) which may be payable from time to time in connection with:
(a)	the preparation, execution, registration, stamping and administration of this document or of any Offer Document;

(b)	any breach or default in the observance or performance of this document by the Company notwithstanding that such breach may also constitute non-compliance with any law;

(c)	preparations for the convening and holding of any meeting of Note Holders and the carrying out of any directions or resolutions of Note Holders;

(d)	any amendment or proposed amendment of this document or any question relating to the construction of this document; and

(e)	any costs necessarily incurred by the Trustee in carrying out its duties and obligations under this document.
8.3	Priority of fees and disbursements
The Company agrees that:

(a)	all remuneration, fees, payments, costs, charges and expenses referred to in this clause 8 will be part of the Outstanding Moneys and will remain payable until the Trust is finally wound up and whether or not a Receiver or liquidator has been appointed to the Company or the Trust is in the course of administration by or under the order of any court; and

(b)	the Trustee may retain and pay to itself (in priority to any claim by any Note Holder, subject to the terms of this document), all such remuneration, fees, payments, costs, and charges and expenses out of any moneys for the time being in its hands upon the Trust or in the hands of any liquidator appointed by the Trustee in accordance with this document.
9	Representations and Warranties
The Company and the Trustee each represents and warrants to the other that, as at the date of this document:

(a)	status: it is a company limited by shares under the Corporations Act;

(b)	power: it has full legal capacity and power to:
(i)	own its property and to carry on its business; and

(ii)	enter into this document and to carry out the transactions that it contemplates;
(c)	corporate authority: it has taken all corporate action that is necessary or desirable to authorise its entry into this document and its carrying out the transactions that it contemplates;

(d)	authorisations: it holds each authorisation, consent, declaration, exemption, notarisation or waiver, that is necessary or desirable to:
(i)	enable it to properly execute this document and to carry out the transactions that it contemplates;

(ii)	ensure that this document is legal, valid, binding and admissible in evidence; or

(iii)	enable it to properly carry on its business,

and it is complying with any terms to which any of those authorisations, consents, declarations, exemptions, notarisations or waivers is subject;
(e)	documents effective: this document constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors’ rights generally);

(f)	no contravention: neither its execution of this document, nor the carrying out by it of the transactions that they contemplate, does or will:
(i)	contravene any law to which it or its property is subject or any order of any government agency that is binding on it or its property;

(ii)	contravene any authorisation, consent, declaration, exemption, notarisation or waiver;

(iii)	contravene any undertaking or instrument binding on it or its property;

(iv)	contravene its constitution; or

(v)	require it to make any payment or delivery in respect of any financial indebtedness before it would otherwise be obliged to do so.
10	Default

10.1	Default Events
Each of the following is an Default Event (whether or not caused by anything outside the control of the Company):
(a)	if the Company fails to pay:
(i)	principal in respect of any Note within 5 Business Days after it becomes due and payable in accordance with the applicable Terms; or

(ii)	interest or any other amount in respect of any Note within 5 Business Days after such interest becomes due and payable in accordance with the Terms;
(b)	any other monetary obligation of the Company in an amount equal to or greater than the Threshold Amount to any person, whether actual, contingent or otherwise:
(i)	is not satisfied on time; or

(ii)	becomes due and payable or can be rendered due and payable before its stated date of maturity other than due to a voluntary prepayment;
(c)	an Acceleration Event occurs;

(d)	if an application is made to a court for the appointment of a liquidator (other than in relation to an amalgamation, reconstruction or similar purpose affecting the Company) or official manager or administrator of the Company and is not withdrawn within 14 days after the date on which it is made;

(e)	if the Group ceases to carry on business;

(f)	if either:
(i)	a receiver or a receiver and manager, is appointed in respect of; or

(ii)	any Encumbrancer:
(A)	takes possession of; or

(B)	enforces its Encumbrance against,

the Assets or any part thereof the value of which exceeds the Threshold Amount;
(g)	if any distress or execution in excess of the Threshold Amount is levied or enforced upon or against the Assets and is not satisfied within 30 days or such longer period as the Trustee may allow;

(h)	if any member of the Group becomes unable to pay its debts as they fall due or, without the prior consent of the Trustee, enters into any arrangement or composition with its creditors or any class thereof;

(i)	a meeting is called by any member of the Group to consider a winding up resolution without the consent of the Trustee;

(j)	any member of the Group suspends payments of its debts generally;

(k)	if any member of the Group enters into or resolves to enter into any arrangement, composition or compromise with, or assignment for the benefit of, its creditors or any class of them;

(l)	an application (which is not vexatious or frivolous) or order is made for the winding up or dissolution of any member of the Group or a resolution is passed or any steps are taken to pass a resolution (which is not vexatious or frivolous) for the winding up or dissolution of any member of the Group other than for the purpose of an amalgamation or reconstruction which has the prior written consent of the Trustee;

(m)	if:
(i)	the Company has contravened its obligations to the Trustee or Note Holders under this document or the Terms or fails or neglects to carry out its duties;

(ii)	the Trustee is of the reasonable opinion that such contravention, failure or neglect is prejudicial to, or adversely affects, those Note Holders; and

(iii)	within such period as is specified by the Trustee in a notice to the Company, such contravention, failure or neglect has not been remedied;
(n)	if the Company, within 30 days of a demand being made by the Trustee, fails to carry out or comply in a material respect with:
(i)	any material undertaking given to; or

(ii)	any material condition (except a condition contained in this document) imposed in respect of any consent given, or the exercise of any power or discretion, by,

the Trustee in its capacity as Trustee under this document;
(o)	if a judgment in excess of the Threshold Amount is entered against the Company and the amount is not paid within 20 Business Days of the date for payment of the judgment or such other time as a court allows, or in the event of an unsuccessful appeal against the judgment, the amount is not paid within 20 Business Days of the conclusion of the appeal or such other time as a court allows;

(p)	if the Company fails to cause the conversion of any Note in accordance with the Terms and fails to remedy that failure within 15 Business Days of the obligation to convert arising;

(q)	a material provision of this document is or becomes wholly or partly void, voidable or unenforceable or is claimed to be so by a person other than the Note Holders;

(r)	an event, circumstance or omission or series of events circumstances or omissions (whether related or not) occurs or takes place which, in the opinion of Note Holders (by way of Ordinary Resolution and acting reasonably) has or will have a Material Adverse Effect;

(s)	if the Company without the prior consent in writing of the Trustee, such consent not to be unreasonably withheld or delayed:
(i)	reduces or attempts to reduce capital, other than by way of a buy-back of the Company’s shares made in accordance with the Corporations Act and as permitted by the Company’s constitution; or

(ii)	passes or attempts to pass a resolution pursuant to the Corporations Act that any proportion of its share capital which has not already been called up shall not be capable of being called up or calls a meeting of members to consider the passing of such resolution;
(t)	if the Company is delisted or its securities are suspended for a period of at least 15 consecutive Business Days by ASX.

10.2	Issue of Default Notice

The Trustee must issue a Default Notice to the Company, declaring that the Outstanding Moneys are immediately due and payable, if:
(a)	the Default Event is in respect of a matter stated in clause 10.1(a) or (b) and the Company has not remedied the default within 5 Business Days after notice from the Trustee requiring it to do so; or

(b)	where the Default Event is in respect of a matter stated in clauses 10.1(c) to (t) inclusive:
(i)	the Trustee, acting reasonably, considers it appropriate to issue a Default Notice; or

(ii)	the Trustee has been directed to issue a Default Notice by an Ordinary Resolution of Note Holders; or

(iii)	the Trustee has been directed to issue a Default Notice by Note Holders, acting reasonably, holding 20% or greater (by value) of the Notes; and
(c)	at the time of issue of the Default Notice, the Default Event is subsisting and has not been remedied.

Notwithstanding the above, the Trustee is not obliged to take any action under this clause 10.2 unless the Trustee has knowledge of a Default Event.
10.3	Enforcement

Subject to this document, at any time after issuing a Default Notice, the Trustee may:
(a)	revoke the Default Notice if the Default Event is remedied or waived; or

(b)	institute proceedings to enforce payment of the Notes and recover any other Outstanding Moneys.
10.4	Compliance with Laws

Where the Default Event is in respect of a matter stated in clause 10.1(a), the Trustee must not issue a Default Notice during such period as the Company is able to satisfy the Trustee that its failure or refusal to make any payment is:
(a)	to comply with any fiscal or other law or regulation;

(b)	to comply with the order of any court; or

(c)	caused by the failure or a technical or administrative difficulty in the banking or computer system being used by the Company, applicable to the payment.

11	Preservation of Trustee’s rights

11.1	Primary obligations

The Company’s obligation to pay the Outstanding Moneys is a primary obligation and the Trustee is not obliged to proceed against or enforce any other right against any person or property or demand payment from any other person before making a demand for payment by the Company of the Outstanding Moneys.

11.2	Preservation of Company’s obligations

The Company’s obligations and the Trustee’s rights under this document will not be affected by anything which but for this clause 11 might abrogate, prejudice or limit them or the effectiveness of this document.

11.3	Reinstatement of rights of Trustee

If any transaction or payment relating to the Outstanding Moneys is void, voidable or otherwise unenforceable or refundable:
(a)	the Trustee will be entitled against the Company to all rights under this document that it would have had if the transaction or payment was not void, voidable or unenforceable or refundable; and

(b)	the Company must do all things and sign such documents necessary or convenient to restore to the Trustee its rights under this document immediately before that transaction or payment.
11.4	No merger

This document is in addition to and is not in any way prejudiced by any judgment, order or other thing and the Trustee’s rights under this document will not be merged with any judgment, order or other thing.

12	Goods and services tax

12.1	Taxable supply

If GST is payable by the supplier on any supply made under this document the recipient must pay to the supplier an amount equal to the GST payable on the supply. That amount must be paid at the same time that the consideration for the supply is to be provided under this document and must be paid in addition to the consideration expressed elsewhere in this document. The supplier upon receiving that amount from the recipient must provide the recipient with a tax invoice for the supply.

12.2	Adjustment events

If at any time an adjustment event arises in respect of any supply made by the supplier under this document, a corresponding adjustment must be made between the supplier and the recipient in respect of any amount paid to the supplier by the recipient under clause 12.1 and payments to give effect to the adjustment must be made.

12.3	Payments

Where the recipient is required under this document to pay for or reimburse an expense or outgoing of the supplier or is required to make a payment under an indemnity in respect of an expense or outgoing of the supplier, the amount to be paid by the recipient is the sum of:
(a)	the amount of the expense or outgoing less any input tax credit in respect of that expense or outgoing that the supplier is entitled to; and

(b)	if the supplier’s recovery from the recipient is in respect of a taxable supply, an amount equal to the GST payable by the supplier in respect of that recovery.
13	Change of trustee
13.1	Retirement of Trustee

Subject to compliance with any relevant statutory requirements, the Trustee may retire at any time upon giving not less than 90 days’ notice to the Company (with or without specifying any reasons therefore) of its intention so to do.

13.2	Removal of Trustee
(a)	The Company may immediately remove the Trustee from office by notice in writing addressed to the Trustee if:
(i)	the Trustee ceases to be a Trustee Company;

(ii)	the Trustee ceases to exist;

(iii)	an Ordinary Resolution of Note Holders, determines that the Trustee should be removed;

(iv)	the Trustee ceases to carry on business (other than its capacity as trustee of another trust);

(v)	the Trustee enters into a scheme of arrangement (other than for the purposes of or in connection with a solvent reconstruction or amalgamation);

(vi)	the Trustee goes into liquidation, provisional liquidation, official management or administration or has a Receiver or an administrator appointed over any part of the assets or undertakings of the Trustee (not being assets or undertakings of the Trustee held in its capacity as trustee of another trust), which is not removed or withdrawn within 30 days after the date of the appointment;

(vii)	the Trustee defaults in performing or observing any of its obligations under this document or the Terms and:
(A)	if that default is incapable of remedy and has had or is likely to have a material adverse effect on the ability of the

Company to perform or observe its obligations to Note Holders; or

(B)	if that default is a material default and is capable of remedy, that default has not been remedied within two Business Days of receiving written notice of the default from the Company requiring that default to be remedied; or
(viii)	the Trustee has repeatedly defaulted in the performance or observance of any of its obligations under this document or the Terms and the Company has given notice in writing in respect of those defaults.
(b)	The removal of the Trustee from office pursuant to this clause 13.2 shall not take effect until the appointment of a new Trustee is made and approved as provided in this clause 13.
13.3	Appointment of New Trustee
(a)	The Company has the power to appoint a Trustee Company as a new trustee under this document.

(b)	The Company shall exercise its power of appointment promptly upon receiving notice of the resignation of the Trustee or upon removing the Trustee.

(c)	If, within 90 days after the Trustee has given notice to the Company of its desire to retire pursuant to clause 13.1, a new trustee has not been appointed by the Company, the Trustee may appoint a Trustee Company as trustee under this document by memorandum under its seal. The Company will, within 14 days of the appointment, lodge or cause to be lodged with ASIC a notice of the appointment in the prescribed form.
14	Register of Note Holders

14.1	Register

The Company will establish and maintain, or cause to be established and maintained, a Register at its registered office or at such other place in Australia permitted by the Corporations Act.
14.2	Inspection of Register

Unless the Company obtains an exemption under the Corporations Act from its obligations to permit inspection or provide copies:
(a)	the Register will be available for inspection, during normal business hours of the state in which the Register is located, by:
(i)	the Trustee, an auditor appointed by the Trustee, any Note Holder and any member of the Company — free of charge; and

(ii)	any other person — on payment (if required by the Company) of the maximum amount prescribed by the Corporations Act;

(b)	the Company must upon request by any person accompanied by payment of an amount not exceeding the amount prescribed pursuant to the Corporations Act required by the Company, provide a copy of the Register (or part of the Register) to that person.
14.3	Delegation of powers

The Company may delegate to attorneys or agents such powers, authorities and discretions in relation to a Register as it may lawfully delegate.

15	Meetings of Note Holders

15.1	Convening of Meetings by the Company or the Trustee

The Company or the Trustee may at any time convene a Meeting to consider such matters as the convenor considers.

15.2	Convening of Meetings by requisition

The Company must, after an application by Note Holders representing not less than 10% in nominal value of the Notes is delivered to its registered office, convene a Meeting:
(a)	to consider the financial statements that were laid before the last preceding annual general meeting of the Company; or

(b)	to give to the Trustee directions in relation to the exercise of any the Trustee’s powers.
15.3	Manner of convening Meetings
(a)	If the Company convenes a Meeting, it must do so in accordance with the Corporations Act, and must give notice of the time and place of the meeting to the Trustee.

(b)	If the Trustee convenes a Meeting, it must give notice of the time and place of the Meeting to the Company.

(c)	The non-receipt of the notice by, or the accidental omission to give notice to, any Note Holder of any Meeting will not invalidate any resolution passed at that Meeting.
15.4	Chairman
(a)	At any Meeting convened by the Trustee or pursuant to clause 15.2, a person nominated by the Trustee will be entitled to be Chairman of the Meeting. At any other Meeting, a person nominated by the Company will be entitled to be Chairman of that Meeting unless the Corporations Act provides otherwise.

(b)	In the event that no person is nominated, or if the person nominated is not present and willing to take the chair within 15 minutes after the time appointed for holding the Meeting, the Note Holders present at the Meeting may appoint a person to be the Chairman.

15.5	Quorum and adjournments
(a)	No business will be transacted at any Meeting unless the requisite quorum is present at the commencement of business.

(b)	A quorum will be constituted by three Note Holders, present in person or whose proxy has been received in accordance with clause 15.10(d), and holding 10% in nominal value of the Notes, as recorded in the Register 48 hours before the time appointed for the Meeting.

(c)	If, within 15 minutes of the time appointed for any Meeting, a quorum is not present, the Meeting will:
(i)	if convened upon the requisition of Note Holders, be dissolved; or

(ii)	if convened by the Trustee or the Company, stand adjourned to the same day in the next week at the same time and place.
(d)	The Chairman may, and must if directed by the Meeting, adjourn the Meeting from time to time and from place to place, but no business will be transacted at an adjourned Meeting except business which could have been transacted at the Meeting from which the adjournment took place.

(e)	At an adjourned Meeting, any three Note Holders will constitute a quorum for the transaction of business, irrespective of the nominal value of the Notes held by them.
15.6	Reference by Trustee
     The Trustee may, at its discretion, refer any question arising under this document to a Meeting of the Note Holders, or of a class of Note Holders, and may, if it thinks fit, act in accordance with any resolution passed in relation thereto but this clause 15.6 will not curtail or limit in any way any power of the Trustee under this document.
15.7	Voting
(a)	At any Meeting, a resolution (other than an Extraordinary Resolution) put to the vote of the Meeting is to be decided on a show of hands unless a poll is demanded by the Chairman or by Note Holders being present and holding or representing 5% of the nominal value of the Notes, as recorded in the Register 48 hours before the time appointed for the holding of the Meeting.

(b)	Unless a poll is so demanded, a declaration by the Chairman that a resolution has been carried, carried unanimously, by a particular majority or lost and the recording of that declaration in the minutes of the Meeting is to be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

(c)	Except where clause 15.7(d) applies, on a show of hands every Note Holder present will have one vote. On a poll (howsoever conducted), every Note Holder present in person or by proxy, attorney or Representative has voting rights determined as set out in clause 15.7(d)(ii). In relation to a resolution signed in accordance with clause 15.12, every Note Holder will have voting rights determined as set out in clause 15.7(d)(ii).

(d)	At any Meeting at which an Extraordinary Resolution is or will be proposed, the Extraordinary Resolution put to the vote of the Meeting will be determined by a poll. On the declaration of the poll:
(i)	a record will be made of the number of Note Holders voting in favour of such resolution and the total nominal value of the Notes held by them; and

(ii)	votes may be given either personally, by proxy, attorney or Representative and every Note Holder present will have one vote for every complete $1.00 in nominal value of Notes standing in their name in the Register.
(e)	On a poll or in relation to a resolution signed in accordance with clause 15.12, a Note Holder entitled to more than one vote need not use all their votes or cast all the votes they use in the same way.
15.8	Polls
(a)	A poll will be taken in such manner as the Chairman may direct and the result of such a poll will be deemed to be a resolution of the Meeting at which the poll was demanded.

(b)	A poll demanded on the election of a Chairman or on a question of adjournment will be taken forthwith.

(c)	A poll demanded on any other question will be taken either immediately or at such time (not being more than 30 days from the date of the Meeting) and place as the Chairman may direct.

(d)	No notice need be given of a poll not taken immediately.

(e)	The demand for a poll will not prevent the continuance of a Meeting for the transaction of any business other than the question on which the poll has been demanded.
15.9	Recognition of person registered

At any Meeting and upon the taking of any poll (howsoever conducted) or for the purpose of signing a resolution in accordance with clause 15.12, the persons registered as Note Holders in the relevant Register will be exclusively entitled to vote provided that any one of joint Note Holders (to the exclusion of the other or others of them) will be entitled to vote in respect of their joint Notes but, if more than one of such joint Note Holders purports or attempts to vote, then only the vote given by that one whose name stands first in the Register will be counted.

15.10	Proxies, attorneys and Representatives
(a)	A Note Holder is entitled to appoint another person (whether a Note Holder or not) as their proxy to attend and vote in their stead at any Meeting.

(b)	A proxy has the same right as the Note Holder to speak at the Meeting, including the right to demand or join in demanding a poll.

(c)	An instrument appointing a proxy must be in writing and signed by the appointor or his attorney, or if the appointor is a corporation, under its common seal or the hand of its sole director and secretary, two Directors, or a director and secretary, or of its attorney.

(d)	Every such instrument appointing a proxy, power of attorney or certificate of the appointment of a Representative must be delivered not less than 48 hours before the time fixed for the Meeting to:
(i)	the place stated for that purpose in the notice convening the Meeting; or

(ii)	if no such place is specified, then:
(A)	in the case of a Meeting convened by the Trustee, to the Trustee in accordance with clause 18; or

(B)	in the case of a Meeting convened by the Company, to the Company in accordance with clause 18.
(e)	The Company and the Trustee are entitled to issue, and are not bound or required to make any enquiries regarding the authenticity, validity and non-revocation of, any instrument appointing a proxy, power of attorney or certificate of the appointment of a Representative and are not responsible for any loss that may be occasioned by such acceptance.

(f)	An instrument of proxy must be in a form acceptable to the Company.

(g)	Unless it states the contrary, a proxy will be valid for any adjournment of the Meeting.

(h)	A vote cast by a proxy, attorney or Representative will be valid notwithstanding the previous death or unsoundness of mind or (in the case of a corporation) the winding up of the appointor, the revocation of the proxy or of the authority under which the proxy was executed provided that no intimation in writing of such death, unsoundness of mind, winding-up or revocation has been received by the Company or by the Trustee at the place where that proxy is required to be delivered has been lodged before the commencement of the Meeting or adjourned Meeting at which the proxy is used or, in the case of a resolution signed in accordance with clause 15.12, before the resolution has been duly passed.
15.11	Powers of Meeting

Without derogating from the powers conferred on the Trustee by this document (save to the extent to which any Extraordinary Resolution under this clause 15.11 directs the Trustee to take, or to refrain from taking, any action under those powers), a Meeting of the Note Holders will have the following powers exercisable by Extraordinary Resolution, namely, power to:
(a)	authorise the Trustee to take, or to refrain from taking, any action which may be taken by the Trustee under any express or implied power or authority howsoever conferred;

(b)	sanction the release by the Trustee from any obligation under this document either unconditionally or upon such terms as the Trustee may arrange with the Company;

(c)	sanction the agreement by the Trustee to any modification or compromise permitted by law of any of the rights (however arising) of all the Note Holders, or any class of Note Holders, against the Company;

(d)	authorise the Trustee to agree to the postponement of the repayment of the principal in respect of any part of the Notes beyond the repayment date and to the suspension or postponement for a time of the payment of interest on any part of the Notes;

(e)	authorise the Trustee to sanction on behalf of all the Note Holders or any class of Note Holders any scheme for reconstruction or the amalgamation with any other corporation of the Company;

(f)	approve the appointment of a new trustee in accordance with this document;

(g)	subject to clause 7.10, give any release or waiver in respect of anything done or omitted by the Trustee or any breach by the Company;

(h)	approve or sanction the agreement by the Trustee to any alteration, modification or variation whatsoever of, or addition to, the provisions contained in this document; and

(i)	remove the Trustee from its office as trustee under this document,

provided that if, in the opinion of the Trustee, any such Extraordinary Resolution directly or indirectly especially prejudices or affects any class of Note Holders, that Extraordinary Resolution will not become effective in respect of that class of Note Holders unless it has been approved or confirmed by an Extraordinary Resolution of that class of Note Holders.
15.12	Passing of resolutions
A resolution of Note Holders will be duly passed as an Extraordinary Resolution or Ordinary Resolution (as the case may be) for the purpose of this clause 15 and any other provision of this document if it is approved in any of the following ways:
(a)	by a resolution in writing signed personally or by attorney, within 90 days from the date stated in the copies of the resolution sent for that purpose by the Company to Note Holders on the Register at that date, by Note Holders which on that date would have been entitled to cast not less than:

(i)	in the case of an Extraordinary Resolution — 75%; and

(ii)	in the case of an Ordinary Resolution — 50%,

of the votes of all Note Holders at a Meeting held on that date, which resolution may be contained in one document or in several documents in like form each signed by one or more Note Holders; or
(b)	at a Meeting, by Note Holders which are entitled to cast not less than:
(i)	in the case of Extraordinary Resolution — 75%; and

(ii)	in the case of an Ordinary Resolution — 50%,

of the votes of all Note Holders present or represented and voting at the Meeting, and for the purpose of clause 15.12(b), the Note Holders as recorded in the Register 48 hours before the time appointed for the holding of the Meeting will be the only Note Holders entitled to vote and the Notes so recorded at such time will be the only Notes taken into account in determining whether the requisite majority has been obtained.
15.13	Resolutions binding
Any resolution passed or approved in accordance with this clause 15 will be binding upon all the Note Holders, or upon all members of the relevant class of Note Holders, and each such Note Holder will be bound to give effect thereto accordingly and the passing of any such resolution will be conclusive evidence that the circumstances justified the passing thereof without right of appeal to any court or tribunal.
15.14	Minutes
(a)	Minutes of all resolutions and of the proceedings at every Meeting will be made and duly entered in books to be from time to time provided for that purpose by the Company at the expense of the Company.

(b)	Any minutes of a Meeting will, if purporting to be signed by either the Chairman of that Meeting or of the next succeeding Meeting or, in the case of a minute of a resolution approved in accordance with clause 15.12, by or on behalf of the Trustee:
(i)	be conclusive evidence of the matters therein contained; and

(ii)	until the contrary is proved, where such minutes have been made in respect of the proceedings of a Meeting:
(A)	that Meeting will be deemed to have been duly held and convened; and

(B)	all resolutions passed at that Meeting, all proceedings taken at that Meeting and all resolutions approved in accordance with clause 15.12 at that Meeting, will be taken to have been duly passed, taken or approved.

(c)	Copies of such minutes will be supplied by the Company to the Trustee as early as practicable after the holding of the Meeting in respect of which they were made or the obtaining of approval of a resolution in accordance with clause 15.12.

(d)	The Trustee will be entitled to inspect at any time the minute book and any other records relating to the passing or approval of any resolution of Note Holders or of any class of Note Holders.
15.15	Limitation on Company’s responsibility
The Company will not incur any Liability for giving effect to any resolution purporting to have been passed at a Meeting convened pursuant to this document at which minutes were made and signed and in particular, without limiting the generality of the foregoing, the Company will not incur Liability where it is subsequently found that there was some defect in the constitution of the Meeting or the passing of the resolution or that for any other reason, the resolution was not valid or binding upon any of those Note Holders whom it purports to bind, the Trustee or the Company.

16	Discharge and Release
Upon the Outstanding Moneys being paid in full or otherwise redeemed or satisfied (as to which the Trustee may accept as conclusive a Directors’ Certificate), the Trustee must, if required by the Company:
(a)	execute a confirmation of release in favour of the Company; and/or

(b)	terminate the Trust.
17	Amendments to this document
17.1	General amending power with Trustee’s concurrence

Without prejudice to the scope of the powers conferred by clause 17.2, the Trustee may concur with the Company in making any alteration, modification, addition to, or cancellation from, this document and/or the Terms (including to this clause 17) if such alteration, modification, addition or cancellation is, in the opinion of the Trustee:
(a)	made to correct a manifest error or is of a formal, technical or administrative nature only;

(b)	or of a barrister or solicitor instructed by the Trustee, necessary or expedient to comply with the provisions of any statute, ordinance or any law made under the authority of any statute or ordinance or with the requirement of any statutory authority;

(c)	required by, in consequence of or consistently with any amendment to the Corporations Act;

(d)	not prejudicial to the interests of any of the following:
(i)	the Note Holders as a whole; or

(ii)	any class of Note Holders as a whole,
other than the interests of:
(iii)	Note Holders of a class which has by Extraordinary Resolution; or

(iv)	Note Holders who have in writing,
approved or sanctioned the alteration, modification or addition; or
(e)	approved or sanctioned by an Extraordinary Resolution of the Note Holders in accordance with the provisions of clause 15.
17.2	Amendment by circulation of terms and offer to repay
Without prejudice to the scope of the powers conferred by clause 17.1, the Trustee may concur with the Company in making any alteration, modification, addition to, or cancellation from, this document and/or the Terms, if:
(a)	before the document effecting such alteration, modification, addition or cancellation (Amending Trust Deed) is executed, the Company sends to all Note Holders a circular which is approved by the Trustee and which:
(i)	explains the terms and effect of the Amending Trust Deed and states that the Amending Trust Deed is available for inspection by Note Holders at the registered office of the Company or another place specified for that purpose;

(ii)	contains an offer by the Company to the effect that, if the Amending Trust Deed is executed by the Company and the Trustee, the Company will repay in cash (whether or not repayment in this manner was contemplated by the applicable Terms) the:
(A)	Notes of every Note Holder;

(B)	who, within 21 days of the date of such service, notifies the Company in writing that repayment of their Notes is required in the manner stated in the circular;
(iii)	contains a statement as to the date when, and the manner in which, the Company will make a public announcement in each State and Territory in which a Register is maintained as to whether the Amending Trust Deed has or has not been executed by the Company and the Trustee, such date to be not later than 90 days after the date of such circular;
(b)	the Company, as soon as practicable after such circular has been served on all Note Holders, delivers to the Trustee a certificate signed by an officer of the Company stating that such circular has been so sent and specifying the date of sending it to the last Note Holder entitled to receive the circular;

(c)	the Company, within 28 days after delivery of the certificate referred to in clause 17.2(b), notifies the Trustee of the amount required to be paid by the Company to repay the Notes of the Note Holders who have required repayment thereof pursuant to such circular and the Company’s proposals for providing the consideration required to repay such moneys;

(d)	within 21 days after the execution by the Company and the Trustee of the Amending Trust Deed, the Company sends to such Note Holders as have required repayment of their Notes pursuant to such circular a notice to the effect that the Amending Trust Deed has been executed and that the relevant moneys will, upon such Note Holders observing and complying with the terms of this document and the applicable Terms relating to the repayment of Notes, forthwith be repaid by the Company together with (unless such Notes do not carry interest) interest accrued thereon up to the date of repayment at the rate payable in accordance with the applicable Terms; and

(e)	the Company makes a public announcement, or otherwise informs each Note Holder by notice, on the date and in the manner specified in such circular as to whether the Amending Trust Deed has or has not been executed by the Company and the Trustee.
17.3	Other modes of amendment

The Company may amend this document and/or the Terms with the prior written consent of the Trustee (which consent must not be unreasonably withheld) where:
(a)	the amendment takes effect only after repayment of all Notes accepted on the terms of this document prior to the date of operation of such amendment;

(b)	all Notes outstanding as at the date the proposed amendment comes into force were accepted subject to the terms of this document as so amended; and

(c)	the amendment does not, in the reasonable opinion of the Trustee, materially prejudice the Trustee.
18	Notices
18.1	General
(a)	A notice, demand, certification, process or other communication relating to this document must be in writing in English and may be given by an agent of the sender.

(b)	Any notice to a Note Holder for any purpose may be:
(i)	signed by, or on behalf of, the Company or the Trustee by an officer of either of them respectively; and

(ii)	given by the Company or the Trustee to the Note Holder by sending it in a manner set out in clause 18.2 to such Note Holder at the address specified in the Register in respect of that Note or, in the case of joint Note Holders, by sending a single notice to the Note Holder whose name stands first in the Register to the registered address of that Note Holder.
(c)	Any instructions, requests, approvals, consents and notices required to be given pursuant to this document by the Company to the Trustee or by the Trustee to the Company will be given in writing and signed by a duly authorised officer of the party giving the same.
18.2	How to give a communication

In addition to any other lawful means, a communication may be given by being:
(a)	personally delivered;

(b)	left at the party’s current address for notices;

(c)	sent to the party’s current address for notices by pre-paid ordinary mail or, if the address is outside Australia, by pre-paid airmail;

(d)	sent by fax to the party’s current fax number for notices; or

(e)	emailed to the email address last notified by the party.
18.3	Particulars for delivery of notices
(a)	The particulars for delivery of notices are initially:

Company

Address: Building 4, 848 Boundary Road, Richlands QLD 4077

Fax: (07) 3217 0811

Attention: Company Secretary

Trustee

Address: Level 4, 100 Queen Street, Melbourne VIC 3000

Fax: (03) 9273 6634

Attention: Anne Gauci

(b)	The Company and the Trustee may change their address for receipt of instructions, notices, approvals, requests, consents and other documents at any time by giving notice of that change of address to the other and to all Note Holders.
18.4	Communications by post

Subject to clause 18.7, a communication is given if posted:
(a)	within Australia to an Australian address, three Business Days after posting; or

(b)	in any other case, ten Business Days after posting.
18.5	Communications by fax
Subject to clause 18.7, a communication is given if sent by fax, when the sender’s fax machine produces a report that the fax was sent in full to the addressee. That report is conclusive evidence that the addressee received the fax in full at the time indicated on that report.
18.6	Communications by e-mail

Subject to clause 18.7, a communication is given if emailed to an email address, when the e-mail enters the computer system of the addressee. A record of that time in the e-mail transmission message contained in the computer system is conclusive evidence that the addressee received the e-mail in full at the time indicated on e-mail transmission message.
18.7	After hours communications

If a communication is given:
(a)	after 5.00 pm in the place of receipt; or

(b)	on a day which is a Saturday, Sunday or bank or public holiday in the place of receipt, it is taken as having been given at 9.00 am on the next day which is not a Saturday, Sunday or bank or public holiday in that place.
18.8	Proving giving of a notice

In proving the giving of a notice to a Note Holder pursuant to clause 18.2(a) to (c), it will be sufficient to prove that the person signing has signed for and on behalf of the Company or the Trustee and that the notice properly addressed was placed in an envelope and was:
(a)	put in a Post Office or Post Office letter box in Australia;

(b)	given to a courier for delivery to that address.
18.9	Process service

Any process or other document relating to litigation, administrative or arbitral proceedings relating to this document may be served by any method contemplated by this clause 18 or in accordance with any applicable law.

19	General
19.1	Note Holder’s right to sue

Each Note Holder will be entitled to sue the Company in respect of any default in the repayment of principal or interest (if applicable) on any Note made by the Note Holder if such default continues for 30 days after such repayment has become due, except:
(a)	where an Extraordinary Resolution passed by a Meeting determines otherwise;

(b)	where the Trustee has determined or become bound to enforce the rights of the Note Holders; or

(c)	if the Trustee has waived the default at the request or direction of the Note Holder in relation to whom the Company has committed or suffered to subsist such default.
19.2	Documents and notices by Note Holders
(a)	Where in this document provision is made for, or reference is made to the production, surrender, lodgement, delivery, giving or providing of:
(i)	instruments of transmission of Notes or other documents; or

(ii)	any notice, approval, consent, release or request,
(b)	by Note Holders, the same will be deemed not to have been produced, surrendered, lodged, delivered, given or provided:
(i)	unless it is in writing; and

(ii)	unless and until it is received by both the Company at the address described in clause 18.3 and the Trustee at the address described in clause 18.3.
19.3	Governing law
(a)	This document will be construed and governed in accordance with the laws of the State of Queensland.

(b)	Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Queensland and any courts which have jurisdiction to hear appeals from any of those courts and waives any right to object to any proceedings being brought in those courts.
19.4	Inconsistencies and severance
(a)	Without in any way affecting the operation of clause 17, and subject to clause 19.4(b), if:
(i)	a covenant binding the Company and the Trustee, or either of them, is prescribed by the Corporations Act (in this clause the Prescribed Covenant);

(ii)	this document contains a covenant which, either in whole or in part, is similar to, or to the same effect as, the Prescribed Covenant (in this clause the Deed Covenant); and

(iii)	there is any inconsistency between the Prescribed Covenant and the Deed Covenant,
(A)	then solely for the purpose of determining the manner in which the Company or the Trustee (as the case may be) are to perform, carry out or discharge its or their obligations, responsibilities or duties (as the case may be) pursuant to this document and the Corporations Act and only during such period as this document is not altered, modified or added to pursuant to clause 17 to overcome such inconsistency, the Company or the Trustee (as the case may be) will:
(1)	if the Deed Covenant and the Prescribed Covenant conflict so that they cannot both be complied with - comply with the Prescribed Covenant;

(2)	if the Deed Covenant and the Prescribed Covenant both impose or relate to the same obligations, responsibilities or duties, or require the same action, but some or all of the provisions of one covenant are stricter than the other - comply with the stricter provisions of each covenant; or

(3)	if the Deed Covenant or the Prescribed Covenant contain or impose obligations, responsibilities or duties additional to the obligations, responsibilities or duties required or imposed by the Prescribed Covenant or the Deed Covenant, respectively — comply with any such additional obligations, responsibilities or duties within the time limits (if any) prescribed by the relevant covenant.
(b)	Without in any way limiting clauses 19.4(c) and (d), if:
(i)	this document contains any provision giving effect to an exemption granted, or declaration made, by ASIC modifying the operation of the Corporations Act in any respect; and

(ii)	such exemption or declaration is further amended in any way or subsequently revoked with the result that an inconsistency arises between a provision of this document and the Corporations Act as modified by the amendment or revocation of an exemption or declaration previously granted or made, then solely for the purpose of determining the manner in which the Company or the Trustee (as the case may be) are to perform, carry out or discharge its or their responsibilities or duties pursuant to this document and the Corporations Act and only during such period as this document is not altered, modified or added to pursuant to clause 17 to overcome such inconsistency, the Company or the Trustee (as the case may be) will, if:
(iii)	the provision in this document and the Corporations Act as altered by the amendment or revocation of the exemption or declaration previously granted or made conflict so that they cannot both be complied with — comply with the Corporations Act;

(iv)	the provision in this document and the Corporations Act as altered by the amendment or revocation of the exemption or declaration previously granted or made both impose or relate to the same responsibilities or duties, or require the same action, but some or all of the provisions of either this document or the Corporations Act are stricter than the other — comply with the stricter provision; or

(v)	the Corporations Act as altered by the amendment or revocation of the exemption or declaration previously granted or made contains or imposes responsibilities or duties additional to the responsibilities or duties required or imposed by the provision in this document — comply with any such additional responsibilities or duties within the time limits (if any) prescribed by the Corporations Act.
(c)	In the event that any provision of this document is, or becomes at any time at law, or under any law, unenforceable, invalid or void (save where the operation of such law is to effectively prohibit the issuance and maintenance of Notes in accordance with this document) no other provision will be affected thereby and the remaining provisions will continue in force and effect as if such unenforceable, invalid or void provision had not been included in this document.

(d)	If an unenforceable, invalid or illegal provision in this document would be enforceable and valid if some part thereof was deleted, such provision will apply with such deletion as may be necessary to render it enforceable and valid.

(e)	Without in any way limiting clauses 19.4(c) and (d):
(i)	if the Listing Rules prohibit an act being done, the act must not be done;

(ii)	nothing in this document prevents an act being done that the Listing Rules requires to be done;

(iii)	if the Listing Rules require this document to contain a provision and it does not contain such a provision, this document is deemed to contain that provision;

(iv)	if the Listing Rules require this document not to contain a provision and it contains such a provision, this document is deemed not to contain that provision;

(v)	if any provision of this document is or becomes inconsistent with the Listing Rules, this provision is deemed to be amended to the extent necessary so that it is consistent with the Listing Rules.
19.5	Stamp duty
(a)	As between the parties, the Company is liable for and must pay all stamp duty (including any fine or penalty except where it arises from default by the other party) on or relating to this document, any document executed under it or any dutiable transaction evidenced or effected by it.

(b)	If a party other than the Company pays any stamp duty (including any fine or penalty) on or relating to this document, any document executed under it or any dutiable transaction evidenced or effected by it, the Company must pay that amount to the paying party on demand.
19.6	Supervening legislation

Any present or future legislation which operates:
(a)	to lessen or vary in favour of a party any of its obligations in connection with this document; or

(b)	to postpone, stay, suspend or curtail any of its rights under this document;
is excluded except to the extent that its exclusion is prohibited or rendered ineffective by law.
19.7	Confidentiality
(a)	The Trustee must not disclose to any person other than its professional advisers under an obligation of confidence on similar terms to this clause 19.7 and the Company any information or document relating to the Company except:
(i)	with the consent of the Company (which must not be unreasonably withheld or delayed);

(ii)	where permitted in this document;

(iii)	to a Related Corporation of the Trustee, or to a employee, banker, lawyer or auditor of the Trustee;

(iv)	if required by law;

(v)	if required by any legal proceedings relating to this document or a document delivered under or in relation to this document;

(vi)	if the information or document is in the public domain; or

(vii)	if the Trustee has been removed or has retired from office, to any replacement Trustee.
(b)	The operation of this clause survives the retirement or removal of the Trustee as trustee for a period of five years.

19.8	Further assurances

Each party must promptly execute all documents and do all things that the other party from time to time reasonably requires to:
(a)	effect, perfect or complete the provisions of this document or any transaction contemplated by it; and

(b)	stamp and register this document or any document contemplated by this document in any relevant jurisdiction and by any person that the other thinks fit.
19.9	Waiver and exercise of rights
(a)	Rights under this document and Default Events can only be waived by an instrument duly executed by the party having the benefit of that right or Default Events.

(b)	A single or partial exercise or waiver of a right relating to this document will not prevent any other exercise of that right or the exercise of any other right.
19.10	Rights cumulative

Rights under this document are cumulative and are in addition to any other rights.

19.11	Approval and consent

Subject to express provisions in this document, either party may conditionally or unconditionally give or withhold any consent to be given under this document and is not obliged to give its reasons for doing so.

19.12	Assignment

Neither party may dispose of or Encumber any right under this document without the consent of the other.

19.13	Counterparts

This document may consist of a number of counterparts and, if so, the counterparts taken together constitute one and the same instrument.

Schedule 1
Minimum Cash Levels

Period	Minimum Cash Balance
Issue Date to 31 December 2006	$22.5 million
1 January 2007 to 30 June 2007	$19.5 million
1 July 2007 to 31 December 2007	$15 million
1 January 2008 to 30 June 2008	$12.5 million
1 July 2008 to 31 December 2008	$7.5 million

Executed as a deed.

Executed by Metal Storm Limited:	) )

Company Secretary/Director		Director

Name of Company Secretary/Director (print)		Name of Director (print)

Executed by ANZ Executors & Trustee Company Limited ABN 33 006	) )
132 332 by its Attorneys under Power	)
of Attorney dated 8 December 1993, a certified copy of which is filed in Dealing Number L798556E in the	) )	Attorney
presence of:		Full name of Attorney

Witness		Attorney

Full name of witness		Full name of Attorney

METAL STORM LIMITED ACN 064 270 006
AMENDED CONFIRMATION OF SHARE PURCHASE PLAN ISSUE PRICE
Brisbane, Australia — 31 July 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
As set out in the Appendix 3B announced earlier today, Metal Storm confirms that the 114,724,259 ordinary shares issued today under the share purchase plan (“the plan”) have been issued at a price of $0.02288 per share in accordance with the terms of the plan.
-ends-
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact: Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system. Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited
ABN
99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 114,724,259 Ordinary Shares

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Ordinary shares issued in accordance with Share Purchase Plan.

2. 125,000 unquoted options expiring on 14 July 2009.

+	See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	1. $0.02288, which is 80% of the volume weighted average sale price of ordinary shares during the preceding 5 business days.

2. N/A

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Ordinary shares issued in accordance with the terms of the Company’s Share Purchase Plan.

2. N/A

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 July 2009

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	745,582,288	Ordinary Shares

		142,871,195	Convertible Notes

		176,756,604	Options

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	13,691,250	Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

+	See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

+	See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+	See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☑ Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+	See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement
Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+	See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement
Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 31 July 2009
(~~Director~~ /Company secretary)
Print name: Peter Ronald Wetzig

+	See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Options issued under the constitution
The outstanding balance at 6 July 2009 is represented by:

Expiry Date	Exercise Price A$	Number
4-Sep-09	0.400	31,250
30-Sep-09	0.400	62,500
14-Oct-09	0.400	125,000
24-Nov-09	0.400	6,250
4-Dec-09	0.400	31,250
7-Dec-09	0.400	12,500
31-Dec-09	0.400	150,000
18-Mar-10	0.400	20,000
31-Mar-10	0.400	200,000
21-Jun-10	0.400	578,750
24-Jun-10	0.400	1,990,000
30-Jun-10	0.400	200,000
30-Sep-10	0.400	200,000
31-Dec-10	0.400	218,750
31-Mar-11	0.400	193,750
28-Apr-11	0.400	940,000
30-Jun-11	0.400	818,750
2-Jul-11	0.010	5,000,000
30-Sep-11	0.400	125,000
27-Oct-11	0.400	506,250
31-Dec-11	0.400	193,750
8-Mar-12	0.180	1,000,000
31-Mar-12	0.400	193,750
30-Jun-12	0.400	193,750
30-Sep-12	0.400	193,750
31-Dec-12	0.400	168,750
31-Mar-13	0.400	168,750
30-Jun-13	0.400	168,750

		13,691,250

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments
Rule 4.7B
Appendix 4C
Quarterly report
for entities admitted
on the basis of commitments
Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity
Metal Storm Limited

ABN	Quarter ended (“current quarter”)
99 064 270 006	30 June 2009
Consolidated statement of cash flows

		Current	Year to date
		quarter	(6 months)
		$A’000	$A’000
Cash flows related to operating activities

1.1	Receipts from customers	767	1,244
1.2	Payments for (a) staff costs	(876)	(1,932)
	(b) advertising and marketing	—	—
	(c) research and development	(365)	(776)
	(d) leased assets	(27)	(72)
	(e) other working capital	(818)	(1,104)
1.3	Dividends received	—	—
1.4	Interest and other items of a similar nature received	32	159
1.5	Interest and other costs of finance paid	(490)	(984)
1.6	Income taxes paid	—	—
1.7	Other (provide details if material)	—	—

	Net operating cash flows	(1,777)	(3,465)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 1

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

		Current	Year to date (6
		quarter	months)
		$A’000	$A’000
1.8	Net operating cash flows (carried forward)

Cash flows related to investing activities
1.9	Payment for acquisition of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	(69)	(77)
	(e) other non-current assets	(558)	(1,047)
1.10	Proceeds from disposal of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	—	—
	(e) other non-current assets	—	—
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other (provide details if material)	—	—

	Net investing cash flows	(627)	(1,124)

1.14	Total operating and investing cash flows	(2,404)	(4,587)

Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	—	—
1.16	Proceeds from sale of forfeited shares	—	—
1.17	Proceeds from borrowings	—	—
1.18	Repayment of borrowings	(306)	(2,442)
1.19	Dividends paid	—	—
1.20	Other (provide details if material)	(49)	(49)

	Net financing cash flows	(355)	(2,491)

	Net increase (decrease) in cash held	(2,759)	(7,080)

1.21	Cash at beginning of quarter/year to date	3,250	7,571
1.22	Exchange rate adjustments to item 1.20	—	—

1.23	Cash at end of quarter	491	491

+ See chapter 19 for defined terms.

Appendix 4C Page 2	24/10/2005

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments
Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter
		$A’000

1.24	Aggregate amount of payments to the parties included in item 1.2	59

1.25	Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions

	Directors’ fees.
Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

—

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

—
Financing facilities available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available	Amount used
		$A’000	$A’000
3.1	Loan facilities	18,354	18,354

3.2	Credit standby arrangements	—	—

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 3

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments
Reconciliation of cash
Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.

		Current quarter	Previous quarter
		$A’000	$A’000
4.1	Cash on hand and at bank	491	3,250
4.2	Deposits at call	—	—
4.3	Bank overdraft	—	—
4.4	Other (provide details)	—	—

	Total: cash at end of quarter (item 1.23)	491	3,250

Acquisitions and disposals of business entities

		Acquisitions	Disposals
		(Item 1.9(a))	(Item 1.10(a))
5.1	Name of entity	—	—
5.2	Place of incorporation or registration	—	—
5.3	Consideration for acquisition or disposal	—	—
5.4	Total net assets	—	—
5.5	Nature of business	—	—
Compliance statement
1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does ~~/does not~~* (delete one) give a true and fair view of the matters disclosed.

Sign here:		Date: 31 July 2009
(~~Director~~/Company secretary)
Print name: Peter Ronald Wetzig

+ See chapter 19 for defined terms.

Appendix 4C Page 4	24/10/2005

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments
Notes
The Company recognises that its current cash balance is unlikely to be sufficient to fund operations for another two quarters without being supplemented by additional capital. The results reported in this Appendix 4C were in line with Company expectations.
As previously announced to the market, the Company has been taking several concurrent approaches to achieve its funding objectives.
The first of these was a Share Purchase Plan (SPP) which closed on 3 July and raised $2.6m. More information on the SPP can be found in the Share Purchase Plan Documentation released to the market on 15 June 2009. The funds raised under the SPP will be held on trust pending the outcome of the noteholder and shareholder meetings discussed below. If the necessary resolutions are not passed, the funds raised under the SPP will be returned to investors.
The Company has also called a meeting of noteholders to be held today where it will put forward a resolution to amend the terms of the Convertible Note Trust Deed and in the process extend the maturity date of the notes. For the resolution to be passed by noteholders, 75% of votes must be cast in favour of the resolution. The largest noteholder, who holds 66% of the notes, has indicated their intention to vote in favour of the resolution at the meeting.
The resolution of noteholders is conditional upon the Company’s shareholders also approving the amendment of the terms of the convertible notes. A meeting of shareholders will also be held today to put this resolution. The resolution must be passed as an ordinary resolution by shareholders.
Based on the proxy votes received, the Directors are confident the noteholder and shareholder meetings will be successful.
The Company is also working towards raising a more substantial amount of capital. The Board believes the most likely path to success is through the targeting of organisations and individuals that have both the necessary capital resources and a strategic interest in the Company’s potential outcomes. A number of these negotiations are currently active. Based on discussions to date the Company believes there is a reasonable likelihood that one or more of these activities will deliver a successful outcome.
On balance, the Directors believe that the Company will be able to raise the required funds but would stress, particularly in light of the current economic climate, that a successful capital raise is not assured.
With all these factors in mind the Directors believe the Company to be a going concern and therefore in compliance with listing rule 12.2.

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 5

METAL STORM LIMITED ACN 064 270 006
CONFIRMATION OF SHARE PURCHASE PLAN ISSUE PRICE
Brisbane, Australia — 31 July 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
As set out in the Appendix 3B announced earlier today, Metal Storm confirms that the 14,724,259 ordinary shares issued today under the share purchase plan (“the plan”) have been issued at a price of $0.02288 per share in accordance with the terms of the plan.
-ends-
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact: Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system. Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED A.C.N. 064 270 006
METAL STORM LIMITED — RESOLUTIONS PASSED AT EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS — EXTENSION TO MATURITY DATE OF CONVERTIBLE NOTES TAKES EFFECT
BRISBANE, AUSTRALIA — 31 July 2009 — Metal Storm Limited (ASX trading code: MST, OTC symbol MTSXY) announces all resolutions were passed at the company’s Extraordinary General Meeting of Shareholders, held in Brisbane today.
As a result of these resolutions and the Note Holder Resolution announced earlier today being approved:
•	the conditions precedent to the Company’s Share Purchase Plan (SPP) have now been satisfied. Accordingly, the SPP shares will be allotted today and the $2.6 million raised will be released to the Company;

•	the maturity date of the Company’s convertible notes has been extended to 1 September 2011;

•	an election booklet and prospectus will be lodged with ASIC in early August and sent to eligible Note Holders to provide them with the opportunity to elect to hold Secured Notes and be issued Unquoted Options in lieu of continuing to hold their existing convertible notes;

•	the Company intends to issue a prospectus in early September 2009 to Eligible Option Holders to provide them with the opportunity to subscribe for Quoted Options; and

•	the record date of 18 August 2009 for the maturity date interest payment due to convertible note holders has been extended by two years. The next quarterly interest payment due to convertible note holders is on 30 September 2009. The record date for this payment will be 23 September 2009.
These approvals complete the initial stage of the Board’s capital restructure which the company’s shareholders have made possible by their embracing the recent Share Purchase Plan. Thus ensuring the company has sufficient cash to operate in the short term.
A significant investor is still being actively sought by the Board. The company is pursuing this measure aggressively and the Board believes it has reasonable prospects of succeeding in its efforts. Nevertheless, in the current market climate there is no guarantee of this.
VOTING RESULTS
1 Approval of amendments to Existing Note Terms
That subject to and conditional upon the Company obtaining Note Holder approval of the Note Holder Resolution, for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the modification of the Existing Note Terms, by amending the Existing Note

Terms in the manner generally described in the Explanatory Statement and as detailed in the Amendment Deed produced at the meeting.
Proxies to vote for 158,484,881
Proxies to vote against 448,431
Proxies to abstain 204,749
Proxies to vote at the proxy’s discretion 2,705,602
This resolution was decided by a show of hands.
2 Approval of issue of Unquoted Options
That subject to and conditional upon Resolution 1 being passed and becoming unconditional, for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of up to 101,677,389 Unquoted Options to Eligible Note Holders who elect to hold Secured Notes.
Proxies to vote for 157,930,421
Proxies to vote against 633,502
Proxies to abstain 569,138
Proxies to vote at the proxy’s discretion 2,710,602
This resolution was decided by a show of hands.
3. Approval of issue of Quoted Options
That subject to and conditional upon Resolution 1 being passed and becoming unconditional, for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of up to 176,720,447 Quoted Options to Eligible Option Holders.
Proxies to vote for 157,950,148
Proxies to vote against 659,159
Proxies to abstain 162,638
Proxies to vote at the proxy’s discretion 2,867,230
This resolution was decided by a show of hands.
4. Approval of issue of Quoted Options to O’Dwyer related parties
That subject to and conditional upon:
•	Resolution 3 being passed and becoming unconditional; and

•	the O’Dwyer Related Parties being Option Holders immediately prior to the expiry of the Existing Notes on 31 August 2009, for the purposes of ASX Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 33,819 Quoted Options to Terence O’Dwyer and an associated person and entity of Terence O’Dwyer, as detailed in the Explanatory Statement.
Proxies to vote for 164,538,906
Proxies to vote against 1,478,852
Proxies to abstain 1,158,903
Proxies to vote at the proxy’s discretion 961,587
This resolution was decided by a show of hands.
-Ends-

Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED A.C.N. 064 270 006

METAL STORM LIMITED — RESOLUTION PASSED AT MEETING OF CONVERTIBLE NOTE HOLDERS
BRISBANE, AUSTRALIA — 31 July 2009 — Metal Storm Limited (ASX trading code: MST, OTC symbol MTSXY) announces the resolution passed at the company’s Meeting of convertible note holders, held in Brisbane today.
EXTRAORDINARY RESOLUTION
Approval of amendments to the Existing Terms and Trust Deed and approval of the Charge
That, subject to the satisfaction of the condition set out below, for the purposes of:
(a)	clauses 15.11(c), 15.11(d), 15.11(h) and 17.1(e) of the trust deed and for all other purposes, note holders:
(i)	approve the modification of the Existing Terms, by amending the Existing Terms in the manner generally described in the Explanatory Statement and as detailed in the Amendment Deed produced at the meeting;

(ii)	approve the modification of the Trust Deed, by amending the Trust Deed as in the manner generally described in the Explanatory Statement and as detailed in the Amendment Deed produced at the meeting; and

(iii)	authorise the Trustee to effect the amendments to the Existing Terms and the Trust Deed by executing the Amendment Deed; and
(b)	the definition of Permitted Encumbrance, clauses 6.5 and 15.11(a) of the Trust Deed and for all other purposes, Note Holders:
(i)	approve the Charge as a Permitted Encumbrance; and

(ii)	authorise the Trustee to execute the Charge and the Security Trust Deed.”
Condition:
If ASX requires the Company to seek Shareholder approval of the amendment of the Existing Terms in the manner described in the resolution, the approval of Note Holders of the resolution is subject to the Company obtaining that Shareholder approval.
The condition will be satisfied if ASX advises prior to the date of the Note Holder meeting that it does not require Shareholder approval.
Proxies to vote for, 105,687,545
Proxies to vote against, 29,753
Proxies to abstain, nil
Proxies to vote at the proxy’s discretion 889,925
In accordance with section 15.7(d) of the Convertible Notes Trust Deed, this resolution was decided by poll with 99.97% of votes present voting in favour of the resolution.
ASX has required the Company to seek shareholder approval as set out in the Condition. The shareholder meeting to consider the proposal is scheduled to be held at 2pm today in Brisbane. The outcome of the Shareholder meeting will be advised at the conclusion of that meeting.

-Ends-
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: July 31, 2009	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary